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                                 Maurizio Forigo
                                    PRESIDENT
                               SafeID. Corporation
                     Suite B3, 1700 Varsity Estates Drive NW
                        Calgary, Alberta, Canada T3B 2W9
            (Name and Address of Person Authorized to Receive Notices
          and Communications on Behalf of the Person Filing Statement)
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                                 WITH A COPY TO:
                             KARL E. RODRIGUEZ, ESQ
                              24843 Del Prado, #318
                              Dana Point, CA 92629
                                 (949) 248-9561
                               fax (949) 248-1688
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

         PURSUANT TO SECTION (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                               Safe ID Corporation

                         (formerly Inter.N Corporation)


  Nevada                                                              88-0407078
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


Suite  B3,  1700  Varsity  Estates  Drive NW Calgary, Alberta Canada     T3B-2W9
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:         (403)  247-4630


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                   24,000,000

                               September 20, 2000


     The EXHIBIT INDEX is located at page 45 of this Registration Statement

PART  I                                                                        3

Item  1.  Description  of  Business                                            3
      (a)  Business  Development                                               3
      (b)  Business  of  the  Issuer                                           3

Item  2.  Managements  Discussion  and  Analysis  or  Plan of Operation        8
      (a)  Plan  of  Operation  for  the  next  twelve  months                 8
      (b)  Discussion and Analysis of Financial Condition and Results of
           Operations                                                          9
      (c)  Reverse  Acquisition  Candidate                                     9

Item  3.  Description  of  Property                                            9

Item 4.  Security Ownership of Certain Beneficial Owners and Management       10
      (a)  Security  Ownership  of  Management                                10
      (b)  Security  Ownership  of  Certain  Beneficial  Owners               10
      (c)  Changes  in  Control                                               11

Item  5.  Directors,  Executive Officers, Promoters and Control Persons       11

Item  6.  Executive  Compensation                                             12

Item  7.  Certain  Relationships  and  Related  Transactions                  12

Item  8.  Description  of  Securities                                         12
          The  Registrant's  Capital  Authorized  and  Issued                 12
          Common  Stock.                                                      12
          Secondary  Trading                                                  13
          Unrestricted  Shares  of  Common  Stock.                            13

PART  II                                                                      15

Item  1                                                                       15
      (a)  Market  Information                                                15
      (b)  Holders                                                            15
      (c)  Dividends                                                          15

Item  2.  Legal  Proceedings                                                  15

Item  3.  Changes  in  and  Disagreements  with  Accountants                  15

Item  4.  Recent  Sales  of  Unregistered  Securities                         16

Item  5.  Indemnification  of  Officers  and  Directors                       17
      (a)  Indemnity  Provisions  in  the  By-Laws  of  the  Registrant       17
      (b)  Nevada  Corporate  provisions  respecting  indemnification         19

PART  F/S                                                                     21

PART  III                                                                     45

Item  1.  Index  to  Exhibits                                                 45

                                     PART I


                          UNNUMBERED ITEM: INTRODUCTION


     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of the National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called OTCBB . This Issuer's common stock is not presently quoted on the OTCBB. Its common stock is listed on the Pink Sheets and may have traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about the Issuer be reported periodically to the Commission and be and become information that the public can access easily. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer.


                        ITEM 1.  DESCRIPTION OF BUSINESS.


 (A)  BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION. This Corporation, Safe ID Corporation, ( the Registrant ) was duly organized on June 27, 1996 pursuant to the laws of the State of Nevada as Inter.N Corporation. This Registrant will sometimes refer to itself in normal English as we and us .

     On June 30, 1996, Inter.N Corporation issued 6,000,000 shares of common stock to its founders at par value of $0.001 for services valued at $1,000. These common stock amounts have been fully adjusted to reflect a 2,000 for 1 split of October 12, 1998, and a 3 for 1 split on September 20, 1999.

     On July 23, 1999, 9,000,000 shares were issued for the acquisition of intellectual property in the form of a developed business plan. The fair value of $30,000 has been assigned to coordinate the valuation with the proceeds received from the following subsequent share issuance. On September 1, 1999, 9,000,000 shares were issued for $30,000 cash. The common stock amounts have been adjusted to reflect the 3 for 1 split of September 20, 1999.

     During August of 1999, Inter N. Corporation resolved to change its name to Safe ID Corporation.

      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B) BUSINESS OF THE ISSUER. We intend to become re-sellers of a product line of miniaturized micro-chip technology for insertion into inanimate objects, or, in appropriate contexts, the insertion under the skin of animals. The purpose of these devices is positive identification. The chip is the size of a grain of rice. It is programmable with unique codes with billions of combinations possible. Positive identification of such things as cameras, bicycles, boats, cars, skis, paintings and expensive clothes such as fur coats is easily provided. The electronic product line includes a variety of radio frequency micro-chips or "tags," portable readers, stationary readers and micro-chip injecting devices.

     We have not commenced operations and have established no source of revenues. We will purchase chips and resell them. Once sales have been generated, we will recognize revenue at the time of delivery of the product to the customer.

RADIO FREQUENCY IDENTIFICATION (RFID) RFID technology identifies an object remotely through the use of radio frequencies and micro-chips and lasts indefinitely. Because RFID codes can be read without line-of-sight or physical contact, RFID technology provides a solution to certain difficult identification problems which bar code technology cannot address. The chips are passive, activated by the electromagnetic field of the scanner as it passes over the chip and temporarily energizes the chip, allowing it to transmit its data to the reader in milliseconds. Safe ID's readers (scanners) can read other manufacturer's micro-chips and have an error detection and encryption algorithm that reduces the probability of duplication or reading error to less than 1 in 10 billion. Management believes that no other manufacturers can guarantee this reliability in their chip and coding systems.

MICRO-CHIPS are tiny, passive electronic devices, ranging in size from 12 to 28 millimeters in length and 2.1 to 3.5 millimeters in diameter. The smallest micro-chip is about the size of a grain of rice. The life expectancy of these micro-chips is greater than 75 years and over 100,000 reads.

TAMPER-PROOF & UNIQUE ID NUMBER. A computer-controlled process that ensures no duplication uniquely codes each micro-chip. This code cannot be altered. The micro-chips carry 96 bits of information including check bits, which allows 700 trillion non-reprogram able unique ID combinations. Because of the random process, specific numbers or groups of numbers are not available. The micro-chips unique ID number cannot be changed and there are no moving parts. The micro-chip can be implanted into an object or animal. After implantation, the device remains with the object or animal for life, where it provides the unique ID number anytime it is scanned by a compatible electronic ID scanner. Once implanted, the micro-chip remains inactive until read with a scanner that sends a low radio frequency signal to the chip, providing the power needed by the micro-chip to send its unique code back to the scanner and positively identify the animal. The use of a Safe ID micro-chip allows the ID number to be stored permanently inside an object or animal, where it cannot be lost or altered. The micro-chip will last for the life of an animal with the unique ID number intact. In addition to the number, the micro-chip generates a reliability check to guarantee that the identifying number is read accurately. This all takes place in less than .04 seconds.

EVERLASTING. The power supply is passive in nature, requiring no batteries that wear out or run down. A radio signal from a reader or scanner is used to read the permanent identification number through the skin of an animal or on an object. The chips operate at 125 KHz and have an operating temperature range from -200C to 800C.

SAFE, PERMANENT & POSITIVE. The Safe ID "Canadian Standard" Micro-chip is a custom integrated circuit coil and capacitor (transponder) constructed of non-toxic components and hermetically sealed in biocompatible glass containing a programmed identification number. The whole device is as small as a grain of rice. The micro-chip is coupled with an antenna and sealed in an inert glass capsule that can be glued or inserted into an object. In the case of animate identification, the chips are coated with Parylene-C, an anti-migratory coating that effects protein bonding with the host muscle of the animal. After implantation a small layer of connective tissue forms around the micro-chip, preventing migration.

ANIMAL IDENTIFICATION. We do not intend to compete with our principal supplier in the animal identification market. Avid of Canada is our supplier and manufacturer of the micro-chip that is the basis of the technology we will use for inanimate objects. It is about the size of a pencil lead and is therefore suitable for injection into virtually all animals. This includes parakeets and up to the size of a whale. Extensive testing, more than ten years, in a wide variety of animals has shown no adverse side effects to the health of the animal. We intend to focus on the use of this technology for identification of inanimate objects.

EASY IMPLANTATION. Implantation is no more difficult than a routine injection when performed by a Veterinarian. It takes less than a minute including preparation. Once implanted, the micro-chip requires no further attention during the animals' life.

UNBIASED. Most forms of identification require subjective interpretation by the observer color, brand, tattoo, markings, etc. The code generated by the micro-chip is read by the scanner and is not subject to interpretation.
Consequently,  error  is  eliminated.

DOWNLOAD SYSTEMS. SafeID systems are battery powered with optional AC adapters. They feature several download capabilities with PC or Macintosh systems. Emulation software packages are available to interface with MS DOS and Windows programs.

SPECIFIC  ITEMS:

      (1) PRINCIPAL PRODUCTS OR SERVICES AND THEIR MARKETS. The products which we sell have been market tested, sold and market-proven in Canada for over 10 years, by Avid of Canada for identification of animals. The market targeted is a specific niche market for identification of inanimate objects. Product warranties are set by the manufacturer.

SAFEID MINI TRACKER. The Mini-Tracker is the most compact reader available; it is small enough to carry in a pocket and is compatible with all popular brands of micro-chips. The reader generates a 125KHz frequency signal and the returning data from the chip is stored on its 16 character Liquid Crystal Display (LCD). During operation, the reader emits two beep tones to signal that a compatible micro-chip has been energized and four beep tones sound every three minutes to remind the user to turn the reader off when not in use. The Mini-Tracker can be optionally equipped with an RS232 pigtail for downloading data to a PC or Macintosh computer. Standard power is provided by one nine-volt alkaline battery and battery capacity exceeds 6000 reads.

SAFEID POWER TRACKER II is a water resistant, portable, durable hand-held micro-chip reader. The reader is able to operate fully immersed in water. Like the Mini Tracker, micro-chip information can be stored on its 16 character LCD and can be downloaded to a PC through a RS-232 interface. Standard power is provided by one NiCad rechargeable battery and optional power is provided through an AS 110-volt external power supply. Battery capacity allows for 3000 reads per charge and the reader weighs 680 grams or 1.4 pounds. All other specifications are as per the Mini Tracker.

SAFEID POWER TRACKER III has the same look and specifications as the Power Tracker II, but with the addition of on-board memory of 256k of non-volatile RAM with a 10-year battery backup. It also features upload/download capabilities with many widely used Windows based programs. The unit also features a green LED that flashes to confirm that a given chip has been read.

SAFEID POWER TRACKER IV. With the same look and specifications as the other Power Tracker products, this unit is powered by 2 nicad rechargeable batteries or optional 1 1O-Volt external power. The unit can download to the Psion palm top computer, and SafeID Data Logger or to a PC or Macintosh. The unit operates at 128KHz, weighs 1 000 grams or 2.2 pounds and the battery capacity is 1250 reads per charge.

OTHER READING AND MONITORING SYSTEMS. SafeID's product line includes probes and coils ranging from 6 to 24 inches in diameter and are designed to fit many inanimate and animate applications. Options include any of the display and upload/download capabilities of the other readers.

PSION ORGANIZER II. A hand-held computer with a removable solid state memory disk, the Organizer incorporates the DT/Link for IBM/PC computer interfaces. The computer can store up to 1 megabyte of data on its disk, additional disks are available. The dimensions of the unit are 6 X 3.8 X 1.2 inches and the unit weighs only 250 grams. It features 4 X 20 line LCD, a total of 36 alpha numeric keys, and the storage drive is a standard 64k RAM pack with optional 128k, 256k,

512k and 1 mgb drives. Power is sourced from a 9 volt alkaline or nicad battery with optional 110-volt external source.

SOFTWARE. SafeID intends to provide and offer a Microsoft Access based database to store and track valuables by recording their micro-chip ID numbers. This software was developed by Avid of Canada. We will be a licensee of the software, with the ability to customize the software to accommodate our clientele. The customization intended would be to modify the records and fields to address in animate objects rather than animals, as well as their own unique information including such data as: Object name or title; Object category; Object description; Object manufacturer or maker, painter, designer; Year Object was made; Name of current owner (including details such as address, telephone, fax and e-mail); Name of last owner; Alternate contact person; Record of sale of object (i.e. A sale at auction); and Other pertinent information specific to each sector/industry.

SYSTEM SPECIFICATIONS. Pentium PC with minimum 8 Meg RAM, SVGA Color Monitor, Minimum 40 Meg free Hard Drive Space (plus room for data), and Mouse. Runs under Windows '95. Routine software. For remote dial-in capabilities require high-speed modem, minimum 28,800. Faster is better. Windows '95 must be configured for remote dial, prior to shipping.

COMPUTER ASSISTANCE. SafeID will design a specialized reporting system for each specific industry. SafeID can download data using a modem or copy information onto a disk to integrate with customer's system. Should each specific industry not have a computer system for the tracking of each animal, SafeID has the capabilities of assisting in designing one.

      (2) DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES. We will use the Internet as our vehicle for selling. Direct sales and appointments will be made from the Internet. Our web-site is www.mysafeid.com. It is operational, but we have not launched operation. The Internet will automatically give us access to the world-wide market. We will ship via Express Post and Federal Express. We need to establish dynamic links to our site from hotels, airlines, travel agencies and other manufacturers, in order to generate major market business.

      (3)  STATUS  OF  ANY  PUBLICLY  ANNOUNCED  NEW  PRODUCT  OR SERVICE. None.

      (4) COMPETITIVE BUSINESS CONDITIONS AND THE SMALL BUSINESS ISSUER'S COMPETITIVE POSITION IN THE INDUSTRY. The following companies use the micro-chip technology and have a specific niche in the marketplace for animal identification: Avid Canada, Anitech, Trovan, Destron Fearing. Avid Canada, in Calgary, has supplied the following statistics, which we believe to be accurate. Avid has about 35% of the animal marketplace in Canada, Anitech has about 55%, and Trovan has 10%. We will be a new entrant into this established market and will begin at a competitive disadvantage, potentially; however, we will not compete in the established animal identification market, but will exploit the potential for identification of inanimate objects.

      (5)  SOURCES  OF  AND  AVAILABILITY  OF  RAW  MATERIALS  AND  THE NAMES OF
PRINCIPAL SUPPLIERS. Avid of Canada is the manufacturer and supplier of the micro-chip technologies that we will use. We have established an excellent working relationship with Avid. No written agreements have yet been formalized. Avid sells its chips to anyone. No special agreement is necessary to purchase chips from Avid. In addition, there are other suppliers of similar chips in Hong Kong and Thailand. We note that we intend to become a customer of Avid in the future by obtaining a licensing agreement with Avid. While it is true that Avid will sell chips to anyone, the advantage of a license agreement is two-fold: (1) Avid has obtained various Canadian Governmental approvals for various uses of its chips. A license agreement is expected to authorize Safe ID to represent that it uses Avid chips and that those chips carry the approvals of the Canadian Governmental agencies. (2) A licensing agreement is expected to confer benefits in preferential pricing and supply for purchases in quantity. Second, the licensing agreement would move from a general discussion stage to an agreement stage, when and if Safe ID has secured clearance of its 1934 Act Registration, acceptance for quotation on the OTCBB, and consequently completed its intended private placement; so that, the agreement can be consummated with a substantial cash deposit.

     We intend to obtain a license to distribute our line of intended products using Avid's micro-chips. Although there is a limited number of manufacturers of these particular micro-chips, we believe that other suppliers could provide us similar chips on comparable terms if an agreement with Avid were not reached. A change in suppliers, however, could cause a delay in commencing operations and a possible loss of sales, which would affect operating results adversely.

      (6) DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS. We are a new company, entering into a competitive field. We do not have an established customer base yet.

      (7) PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS. None. All rights belong to Avid of Canada. We will be its licensee.

      (8) NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES AND STATUS. Not Applicable. Avid of Canada has already established all necessary approvals for the products we will sell and proven their safety with respect to animals. We foresee no issues with respect to our intent to use the systems for identifying inanimate objects.

      (9) EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS. Not Applicable. However, this issuer would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer. In connection with such submission and any continuation on the OTCBB, this Registrant would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Registrant's affairs.

     REPORTING UNDER THE 1934 ACT. This 1934 Act Registration of the common stock of this Registrant has now become effective by operation of law ; notwithstanding that it has not cleared comments by the the Staff of the Securities Exchange Commission. It is not uncommon for 1934 Act Registration
Statements to go effective before the form has cleared comments of the SEC Staff. Whether clear of comments or not, upon the legal effectiveness of this Registration Statement, certain reporting requirements will apply to this Registering Company. First and foremost, a 1934 Registered Company is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statements prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information.

      (10) ESTIMATE OF AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. We do not conduct research and development of the products we re-sell, or of new products which we may, at some future time, re-sell. Our principal supplier is Avid Canada. Research and development is conducted by those who supply us with products we will re-sell.

      (11) COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS. Not Applicable.

      (12) NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. We have two full-time employees: Maurizio Forigo and Lance Morginn, who are our officers and directors.

      (13) YEAR 2000 COMPLIANCE, EFFECT ON CUSTOMERS AND SUPPLIERS. The Company is not aware of any Year 2000 compliance issues which have effected or would affect us or customers or suppliers.
ITEM  2.  MD&A  SB  303

     ITEM  2.  MANAGEMENTS  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION.


 (A)  PLAN  OF  OPERATION  FOR  THE  NEXT  TWELVE  MONTHS.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. We estimate that we would require about $250,000 in the next twelve month to meet overhead (rent, salaries, and operational expenses) and also expenses connected with marketing (cost of goods sold, buying chips, mainly,) and also general working capital. These necessary funds must be raised by offering additional shares of stock in one or a combination of the following: a public offering pursuant to the Securities Act of 1933; and/or, one or more private placement of restricted securities. We have not determined yet, what plan or plans of capital formation we will pursue. The principal purpose of this 1934 Act Registration is to secure and sustain the quote-ability of our common stock on the OTCBB.

     We would require about $50,000 to launch, to establish our dynamic link relationships with major markets, and to produce and circulate brochures and initial advertising announcements. The term "dynamic link" refers to the common commercial practice by which one web site features a direct link to another web site.

     We would require about $200,000 in initial working capital to insure liquidity for the first twelve months following our launch.

     As previously stated, we believe that an initial $250,000 private placement would be sufficient to defer our expenses until we begin to generate sufficient revenues. When our 1934 Act Registration is clear of comments, we would proceed with our planned private placement. We would expect to allow three months for the completion and clearance of funds. At that time we will purchase inventory and expect to begin making sales and recording revenues immediately. The basis for our expectation of immediate revenue generation is based upon our management's existing relationships and informal contacts with potential customers. If we are unsuccessful in securing investment in our private placement, we may not be able to continue as a going concern. It is apparent that our cash on hand is insufficient for any material purpose. We do not have any current operations other than our focus on this 1934 Act Registration. Accordingly, expenses incurred in connection with this Registration which exceed our available cash on hand must be and will be advanced by management.

     We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though we might cease to be required to do so. It is in our compelling interest to report corporate affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain our qualification for the OTCBB, if and when the Issuer's intended application for submission may be effective.

      (2) SUMMARY OF PRODUCT RESEARCH AND DEVELOPMENT. We do not have any new products in development. We do not develop new products. We may re-sell products developed by others in the future, when and if they are demonstrated to be marketable and properly warranted by their manufacturers.

      (3)  EXPECTED  PURCHASE  OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None.

      (4) EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES. We have no firm expectations. We hope to grow. Growth would be accompanied by additional employees.


 (B) DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. We are a Canadian company with a Canadian auditing firm, Smythe Ratcliffe, Chartered Accountants. Smythe Ratcliffe is a member of PKF International Association, an international association of independent accounting firms. Our financial statements have been prepared in accordance with US GAAP. We are a development stage company, as defined in Statement 7, of the Financial Accounting Standards Board. Our financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that we will realize our assets and discharge our liabilities in the normal course of operations. Of course, our ability to do this is dependent upon our ability to raise additional financing and to generate revenues. Our plan is to raise funds, as we have described above, supplemented by our planned principle operations, beginning this year, 2000.

     We had no revenues or significant liabilities in 1998. We had only initial selling and administrative expenses in that year, which were funded by loans from shareholders. These loans remain on the books as of the end of 1999, in the amount of $350.

     We had no revenues in 1999. We incurred $29,361 in expenses in that year. These expenses are detailed in our financial statements. They represent start-up and organizational costs. These expenses were funded substantially by the sale of stock, and not from operations. We have an insignificant amount cash and other assets as of the close of this last fiscal year and currently.

     An analysis of our financial condition concludes that we are a barely-funded start-up, with an immediate need to begin generating revenues and obtaining further financing. If we are not successful in this regard, we will not be able to achieve our objectives in this year 2000, nor be able to launch successful operations, and may fail. It is not our intention to fail, nor to abandon our plan.

     It is our belief that a world-wide market is developing for means and devices for the positive identification of animals and inanimate objects, and that Internet marketing can be achieved profitably within the frame work of our expected funding requirements. There can be no guarantee that our operating assumptions will prove correct.


 (C) REVERSE ACQUISITION CANDIDATE. This Registrant is not a candidate for reverse acquisition transactions, either as acquirer or target. It is the intention of this Registrant to pursue the development of its business and business plan, as described in the Items of this Registration Statement.


                        ITEM 3.  DESCRIPTION OF PROPERTY.

     We have one executive office in Calgary, Canada. The rent is $320.00 monthly, plus business tax and telephone, for a total monthly office cost
$369.15,  annualized  to  indicate  $4,429.80.


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. Please refer to explanatory notes if any, for clarification or additional information.

 (B) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. Please refer to explanatory notes if any, for clarification or additional information.

                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

Name and Address of Beneficial Owner .  Actual            %
                                        Ownership
-----------------------------------------------------------
Maurizio Forigo (1). . . . . . . . . .   6,000,000    25.00
112 16th Ave SW
Calgary Alberta T24 0T6
-----------------------------------------------------------
Lance Morginn. . . . . . . . . . . . .   6,000,000    25.00
1550 35th Ave W
Vancouver BC V6M 1H2
-----------------------------------------------------------
All Officers and Directors as a Group.  12,000,000    50.00
-----------------------------------------------------------
Silvio Forigo (1). . . . . . . . . . .   1,449,000     6.04
615 11th Ave SE Suite 204
Calgary Alberta T2G 0Y8
-----------------------------------------------------------
Hightech International SA (2). . . . .   1,380,000     5.75
Upglebe Crossfields Nether Compton
Sherborne Dorset DT9 4R3
United Kingdom
-----------------------------------------------------------
Charles Malette (3). . . . . . . . . .   1,482,000     6.18
1550 35th Ave W
Vancouver BC V6M 1H2
-----------------------------------------------------------
Diamond Investment Exchange (3). . . .   1,170,000     4.88
1550 35th Ave W
Vancouver BC V6M 1H2
-----------------------------------------------------------
Perpetual Securities S.A. (4). . . . .   1,200,000     5.00
7 Tilton Court Digby Road
Sherborne Dorset DT9 3NL
United Kingdom
-----------------------------------------------------------
Total Other 5% Owners. . . . . . . . .   6,681,000    27.84
-----------------------------------------------------------
Total Management and 5% owners . . . .  18,681,000    77.84
-----------------------------------------------------------
Total Shares Issued and Outstanding. .  24,000,000   100.00
-----------------------------------------------------------

(1) Maurizio Forigo and Silvio Forigo are brothers. Each disclaims beneficial interest in the security ownership of the other.

(2) Robert Bandfield has voting and investment control of the shares owned by Hightech International SA.

(3) Mr. MaLette is the President of Diamond Investment Exchange. The combined attributive total ownership is 11.06%.

(4) Chris Gulston has voting and investment control over the shares owned by Perpetual Securities, SA.

 (C) CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. We are not a candidate for any acquisition, as a target company nor an acquiring company.


     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are the Directors of Registrant, having taken office on June 4, 1999, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined.

DIRECTOR'S NAME      AGE        OFFICE/POSITION
--------------------------------------------------
Maurizio Forigo       34       President
                               CEO
--------------------------------------------------
Lance Morginn .       27       Secretary/Treasurer
                               CFO
--------------------------------------------------


     Maurizio Forigo (age 34) is a highly motivated senior manager with an extensive business background in both public and private companies. He has a strong entrepreneurial spirit with the ability to envision the integration of component technologies on a global basis. His experience includes raising capital, negotiating strategic alliances, marketing strategies, directing hardware/software development and resource allocation necessary to bring emerging technologies to market. He was a former National Sales coordinator and Key account manager for publishers of legal and tax information. He has over nine years experience in sales, marketing, management, strategic planning and organizational development.

     During the past five years he has worked for two publishing firms, the first being CCH Canadian Limited, the publishers of tax and legal information, starting in 1991, where he was National Accounts Coordinator, with special responsibility for content relations with the major Canadian accounting firms. Then, in April of 1997, he went to Thomson Professional Publishing, a similar business. He was Key Account Manager for corporate accounts, managing the top 30 corporations in Canada.

     Lance Morginn (age 27) founded Planet City Graphics, a Vancouver based web development company in April 1996. Other projects included the production of a leading North American Y2K software package capable of physically updating computer's CPU for year 2000 compliance solutions. In September 1998, a merger between Planet City Graphics and Western Shores, a Vancouver based direct response and database marketing agency, resulted in the joint venture of MediaNet Solutions. Currently acting as the VP of New Media for MediaNet, Mr. Morginn is responsible for defining new business opportunities and providing strategic direction to help position the company for growth. He holds a degree from the Vancouver Film School multi-media program. He is trained in various multi-media computer programs used specifically for the Film and Video industry.

                        ITEM 6.  EXECUTIVE COMPENSATION.

     There is no present program of executive compensation. Officers and Directors serve without fixed or established compensation at present.

     The officers and directors of Safe ID Corporation have been fully compensated during 1999 for the fair value of services performed. Executive compensation had not been recorded for 1998, as the services performed by officers and directors in 1998 were minimal, and the fair value for those services has been determined to be nil. Management feels that the $35,866 paid to directors and officers and recorded in the financial statements as consulting expenses are reasonable estimates for services provided at the current level of operations, and therefore, in compliance with SAB:1:B:1. Expenses incurred by the officers and directors on behalf of Safe ID Corporation have been fully reimbursed, and are recorded in the financial statements as operating expenses, in compliance with SAB 5:T

     There are no deferred compensation arrangements, options, bonuses or other forms of compensation accrued or established.


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Note 5 of the Auditors Report recites that during 1999, we paid consulting fees of $5,867 and rent of $1,671 to directors or companies with a common director. Common stock, valued at $30,000, was also issued to directors during 1999 for payment of intellectual property valued at $7,500. Amounts due to shareholders represent advances from directors and other shareholders of our company. These amounts are carried without interest or stated terms of repayment.

     The consulting fees were paid to Mr. Forigo. The rent payments were actually a reimbursement for advances to pay rent. Please refer back to Item 6, just preceding, for details.

                       ITEM 8.  DESCRIPTION OF SECURITIES.

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. The Registrant is authorized to issue 25,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 24,000,000 shares are issued and outstanding.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

SECONDARY TRADING refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (i) a basic one year holding period from purchase; and (ii) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

UNRESTRICTED SHARES OF COMMON STOCK. All of the 24,000,000 shares issued and outstanding, were when issued Restricted Securities, as defined by Rule 144(a). Any shareholder intending to resell securities in brokerage transactions would be required to establish that he or she was entitled to resell within the parameters and provisions of Rule 144, as has been generally described above. About 14,652,000 shares are believed to be affiliate-owned and affiliate-restricted shares.

      On June 30, 1996, 1,000 shares of common stock (now 6,000,000 shares post-split) were issued to founders. These shares are more than two years old. It is not believed that any of those founders' shares are presently owned by affiliates. In any case, present and former affiliate of our corporation, officers, directors and promoters, may not be entitled to rely on Rule 144(e)(1) for resale in brokerage transactions at this time. Such persons are likely to be deemed promoters of our acquired business, with the result that shares owned by them or acquired by them in connection with the acquisition would be deemed to be new investment shares by analogy to Rule 145, as if acquired in connection with our acquisition.

      On July 23, 1999, 3,000,000 shares were issued for the acquisition of the business plan of Safe ID Corporations, and another 3,000,000 shares were issued to investors for cash, in reliance on our business plan as acquired. These are restricted securities as defined in Rule 144(a) and not yet one year old. They are presently restricted from resale in brokerage transactions. As indicated, following the expiration of the initial one year hold, Rule 144 would permit resale's in limited amounts, of securities issued or deemed issued in connection with or after our acquisition of our present business.

OPTIONS AND DERIVATIVE SECURITIES. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

RISKS OF "PENNY STOCK." If and when any trading might be established, our common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks
(i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of the common stock of this Registrant, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. This Registrant has taken no action to register or qualify its common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities of this Registrant may be unlawful in certain States.


               The remainder of this page left intentionally blank

                                     PART II


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.



 (A) MARKET INFORMATION. The Common Stock of this Registrant is cleared for quotation Over the Counter in the NQB Pink Sheets. To the best of the Registrant's knowledge and belief, there has been no market activity, buying or selling, of the common stock of this Registrant, in brokerage transactions.

period .   high bid    low bid
--------------------------------
1st 1999     N/A        N/A
2nd 1999     N/A        A/A
3rd 1999    2.30       0.50
4th 1999    0.75       0.50
period .  high bid  low bid
--------------------------------
1st 2000       -          -
2nd 2000       -          -
--------------------------------



     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions.


 (B)  HOLDERS.  There  are  presently  34  shareholders  of  our  common  stock.


 (C) DIVIDENDS. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     This Corporation, Safe ID Corporation, ( the Registrant ) was duly organized on June 27, 1996 pursuant to the laws of the State of Nevada as Inter.N Corporation. We have changed Auditors effectively with the change of control of July 23, 1999. There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer, either before or after the change.

     Barry L. Friedman, CPA, 1582 Tulita Drive, Las Vegas Nevada 89123, performed the Audit for Inter.N Corporation, for the ten months ended October 30, 1998, and the years ended December 31, 1997 and 1996, and from inception June 27, 1996. During that time, we had no operations, businesses or source of revenues. No adverse opinion, disclaimer of opinion or opinions qualified or modified as to any uncertainty, audit scope or accounting has been rendered, issued or expressed, during the two preceding years or at any time.

      On July 23, 1999, Inter.N acquired of the business plan of Safe ID Corporation. Safe ID is a business located in Canada. Upon the change of control incidental to the acquisition by Inter.N (in form) of Safe ID, which was the acquisition of Inter.N (in substance) by Safe ID, the Consolidated Audit for 1999 was prepared by the Canadian Auditor of the acquired Canadian Company. July 23, 1999, Mr. Friedman was relieved as auditor for the renamed Safe ID, and Smythe Ratcliffe, Charted Accounts, of Vancouver were retained as Auditors of the Corporation, by the new Board of Directors, as a result of the transaction by which the form empty and inactive InterN. became the present Safe ID.

      At no time during any preceeding fiscal year or interim period up to and Including July 23, 1999,, preceeding the change were there any disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which if not resolved to the satisfaction of the former accountants, would have caused it to make reference to the subject matter in its reports. Please see
Exhibit 16.1 to this filing for Mr. Friedman's acknowledgment. For information purposes, Mr. Friedman's Audit is provided as Exhibit 16.2.


                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On June 30, 1996, 6,000,000 shares of common stock were issued to founders at par value of $0.001 for organizational and administrative services valued at $1,000. These common stock amounts have been fully adjusted to reflect a 2,000 for 1 split of October 12, 1998, and a 3 for 1 split on September 20, 1999. These services included the creation and organization of this corporation, and service as Officers and Directors until July 23, 1999.

     On July 23, 1999, 9,000,000 shares were issued for the acquisition of intellectual property in the form of a developed business plan. These shares were issued to persons who became our Officers and Directors. The shares were issued formally at par value of $0.001, and valued at $7,500. The fair value of $30,000 has been assigned to coordinate this valuation with the proceeds received from the following subsequent share issuance of September 1, 1999. Please see Note 7 (c) of our Audited Financial Statements of December 31, 1999.

      On September 1, 1999, 9,000,000 shares were issued for $30,000 cash, to nine highly sophisticated investors, each with established pre-existing relationships with management, which relationships afforded each full access to the kind and sort of information which registration would have provided. The common stock amounts have been adjusted to reflect the 3 for 1 split of September 20, 1999.

     Each of the foregoing issuances was made pursuant to Section 4(2) of the Securities Act of 1933, which provides an exemption from registration under
Section 5 of the Act, for placements and sales by the issuer, not involving any public offering, advertising or public solicitation.

      There were no Underwriters or Underwriting, and no discounts or commissions. No securities sold are convertible or exchangeable into equity securities, nor are there currently any warrants or options representing equity securities.

               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     This Item discloses (a) the indemnity provisions in By-Laws of the Registrant; and (b) reproduces the Nevada Corporate provisions respecting such indemnification.


 (A)  INDEMNITY  PROVISIONS  IN  THE  BY-LAWS  OF  THE  REGISTRANT.

ARTICLE  VIII  INDEMNIFICATION
8.1. ACTION, SUITES OR PROCEEDINGS OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any Directors, Officer, Employee or Agent of the Corporation who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, Officer, employee or agent of the Corporation or is or was serving at -the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and, in the case of conduct in his official capacity with the Corporation, in a manner he reasonably believed to be in the best interest of the Corporation, or, in all other cases, that his conduct was at least not opposed to the Corporation's best interests. In the case of any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction, or upon a plea of nolo contenders or its equivalent, shall not, or itself, determine that the individual did not meet the standard of conduct set forth in this paragraph.

8.2. ACTIONS OR SUITS BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Company as a Director, Officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise against expenses(including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and, in the case of conduct in his official capacity with the Corporation, in a manner he reasonably believed to be in the best interests of the Corporation and, in all other cases, that his conduct was at least not opposed to the Corporation's best interests; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of this duty to the Corporation or where such person was adjudged liable on the basis that personal benefit was improperly received by him, unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

8.3. INDEMNIFICATION OF SUCCESSFUL PARTY. To the extent- that a Director, Officer, employee or agent of the Corporation has been successful on the merits or otherwise (including, without limitation, dismissal without prejudice) in defense of any action, suit, or proceeding referred to in this Article VIII or in defense of any claim, issue, or matter therein, he shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

8.4. DETERMINATION OF RIGHT TO INDEMNIFICATION. Any indemnification under (1) or
(2) of this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (1) or (2) of this Article VII. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable and a quorum of disinterested Directors so directs, by independent legal counsel in a. written opinion, or by the shareholders.

8.5. ADVANCE OF COSTS, CHARGES AND EXPENSES. Cost, charges and expenses (including attorney's fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors as provided in paragraph (4) of this Article VIII upon receipt of a written affirmation by the Director, Officer, employee or agent of his good faith belief that he has met the standard of conduct described in paragraphs (1) or (2) of this Article VIII, and an undertaking by or on behalf of the Director, Officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article VIII. The majority of the Directors may, in the manner set forth above, and upon approval of such Director, Officer, employee or agent of the Corporation, authorize the Corporation's counsel to represent such person in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

8.6. SETTLEMENT. If in any action, suit or proceeding, including any appeal, within the scope of (1) or (2) of this Article VIII, the person to be indemnified shall have unreasonably failed to enter into a settlement thereof, then, notwithstanding any other provision hereof, the indemnification obligation of the Corporation to such person in connection with such action, suit or proceeding shall not exceed the total of the amount at which settlement could have been made and the expenses by such person prior to the time such settlement could reasonably have been effected.

8.7. OTHER RIGHTS; CONTINUATION OF RIGHT TO INDEMNIFICATION. The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, any bylaw, agreement, vote of shareholders or disinterested Directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to person who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person. All rights to indemnification under this Article VIII shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VIII is in effect. Any repeal or modification of this Article VIII or any repeal or modification of relevant provisions of the Nevada Corporation Code or any other applicable laws shall not in any way diminish any rights to indemnification of such Director, Officer, employee or agent or the obligations of the Corporation arising hereunder. This
Article VIII shall be binding upon any successor corporation to this Corporation, whether by way of acquisition, merger, consolidation or otherwise.

8.8. INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article VIII: provided, however, that such insurance is available on acceptable terms, which determination shall be made by a vote of the majority of the Directors.

8.9. SAVING CLAUSE. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Director, Officer, employee and agent of the Corporation as to any cost, charge and expense (including attorney's fees), judgment fine and amount paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by an applicable portion of this Article VII that shall not have been invalidated and to the full extent. permitted by applicable law.

8.10. AMENDMENT. The affirmative vote of at least. two-thirds of the total votes eligible to be cast shall be required to amend, repeal, or adopt any provision inconsistent with, this Article VIII. No amendment, termination or repeal of ' this Article VIII shall affect or impair in any way the rights of any Director, officer, employee or agent of the Corporation to indemnification under the provisions hereof with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or appeal.

8.11. SUBSEQUENT LEGISLATION. If the Nevada Corporation Code is amended after adoption of these Articles to further expand the indemnification permitted to Directors, Officers, employees or agents of the Corporation, then the Corporation shall indemnify such persons to the fullest extent permitted by the Nevada Revised Statutes, as so amended.


 (B)  NEVADA  CORPORATE  PROVISIONS  RESPECTING  INDEMNIFICATION.

NRS 78.7502 DISCRETIONARY AND MANDATORY INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS: GENERAL PROVISIONS.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3.  To  the  extent  that  a  director,  officer,  employee  or  agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense. (Added to NRS by 1997, 694)

NRS  78.751  AUTHORIZATION  REQUIRED  FOR  DISCRETIONARY  INDEMNIFICATION;
ADVANCEMENT OF EXPENSES; LIMITATION ON INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.

     1. Any discretionary indemnification under NRS-078.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person. (Added to NRS by 1969, 118; A 1987, 83; 1993, 976; 1997, 706)

                                    PART F/S


            The following Audited Financial Statements are provided.

--------------------------------------------------------------------------------
                             FINANCIAL  STATEMENTS                          PAGE
--------------------------------------------------------------------------------
F-1     Audited Financial Statements for the years ended December 31, 1999,
        1998                                                                  22
--------------------------------------------------------------------------------


     We have filed Quarterly Reports on Form 10-QSB for the first and second quarters of year 2000. Rather than incorporate those un-audited statements by reference, they are provided as follows:

--------------------------------------------------------------------------------
                             FINANCIAL  STATEMENTS                          PAGE
--------------------------------------------------------------------------------
00-QF1     Un-Audited Financial Statements for the three months ended March 31,
           2000                                                               33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             FINANCIAL  STATEMENTS                          PAGE
--------------------------------------------------------------------------------
00-QF2     Un-Audited Financial Statements for the three months and six months
           ended June 30, 2000                                                39
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       F-1

                          AUDITED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                             DECEMBER 31, 1999, 1998
                        AND FROM INCEPTION JUNE 27, 1996
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
                                 (U.S. DOLLARS)
--------------------------------------------------------------------------------

INDEX                                                                       PAGE


REPORT  OF  INDEPENDENT  CHARTERED  ACCOUNTANTS

                             FINANCIAL  STATEMENTS

Balance  Sheets

Statements  of  Operations

Statements  of  Stockholders'  Equity

Statements  of  Cash  Flows

Notes  to  Financial  Statements

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS



TO  THE  BOARD  OF  DIRECTORS  AND  STOCKHOLDERS
  OF  SAFE  ID  CORPORATION


We have audited the accompanying balance sheets of Safe ID Corporation (A Development Stage Company) as at December 31, 1999 and 1998 and the related statements of operations, stockholders' equity, and cash flows for the years then ended and the cumulative totals for the development stage of operations from June 27, 1996 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Safe ID Corporation from June 27, 1996 (inception) through October 31, 1998 were audited by other auditors whose report dated November 13, 1998, expressed an unqualified opinion on those statements. Our opinion insofar as it relates to the cumulative totals for development stage operations from June 27, 1996 (inception) through October 31, 1998, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, and the cumulative totals for the development stage of operations from June 27, 1996 (inception) through October 31, 1998, in conformity with generally accepted accounting principles in the United States. Our opinion, insofar as it relates to the cumulative totals for development stage operations from June 27, 1996 (inception) through October 31, 1998, is based solely on the report of the other auditors.

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in note 2 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Smythe  Ratcliffe
"Smythe  Ratcliffe"
Chartered  Accountants
Vancouver,  Canada
January  21,  2000

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                                   DECEMBER 31
                                 (U.S. DOLLARS)

                                                             1999      1998
----------------------------------------------------------------------------
ASSETS

CURRENT
  Cash. . . . . . . . . . . . . . . . . . . . . . . . .  $  2,778   $     0
  Prepaid expense . . . . . . . . . . . . . . . . . . .     5,600         0
----------------------------------------------------------------------------
TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . .  $  8,378   $     0
============================================================================
LIABILITIES

CURRENT
  Accounts payable. . . . . . . . . . . . . . . . . . .  $  5,239   $     0

DUE TO SHAREHOLDERS (note 5). . . . . . . . . . . . . .       350       350
----------------------------------------------------------------------------
TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . .     5,589       350
----------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

COMMON STOCK, 25,000,000 shares authorized, 24,000,000
  (1998 - 6,000,000) shares issued and outstanding. . .    24,000     6,000
ADDITIONAL PAID-IN CAPITAL. . . . . . . . . . . . . . .    32,000    (5,000)
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE. . . .   (53,211)   (1,350)
----------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . .     2,789      (350)
----------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. . . . . . .  $  8,378   $     0
============================================================================

The accompanying notes are an integral part of these financial statements.

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                             YEARS ENDED DECEMBER 31
                                 (U.S. DOLLARS)

                                                                            PERIOD FROM
                                                                           JUNE 27, 1996
                                                                          (INCEPTION) TO
                                         1999         1998         1997  DECEMBER 31, 1999
-------------------------------------------------------------------------------------------
EXPENSES
  Consulting . . . . . . . .  $        35,866   $        0   $        0  $           35,866
  Professional fees. . . . .            6,900            0            0               6,900
  Travel . . . . . . . . . .            4,976            0            0               4,976
  Selling and administrative            2,385          350            0               3,735
  Rent . . . . . . . . . . .            1,671            0            0               1,671
  Bank charges . . . . . . .               63            0            0                  63
-------------------------------------------------------------------------------------------
TOTAL EXPENSES AND NET
  LOSS FOR PERIOD. . . . . .  $        51,861   $      350   $        0  $           53,211
===========================================================================================
NET LOSS PER SHARE . . . . .  $       (0.0045)  $  (0.0001)  $   0.0000                   0
===========================================================================================
WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING. . .       11,515,068    6,000,000    6,000,000                   0
===========================================================================================

The accompanying notes are an integral part of these financial statements.

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
               YEARS ENDED DECEMBER 31, 1999, 1998, 1997 AND 1996
                                 (U.S. DOLLARS)

                                                                                 DEFICIT
                                                                               ACCUMULATED
                                            COMMON       COMMON   ADDITIONAL    DURING THE        TOTAL
                                            STOCK        STOCK    PAID-IN       DEVELOPMENT    STOCKHOLDERS'
                                            NUMBER       AMOUNT    CAPITAL         STAGE          EQUITY
--------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 27, 1996 . . . . . . . . . .            0        0  $         0   $          0   $            0
COMMON STOCK ISSUED FOR SERVICES (note 7b)    6,000,000    6,000       (5,000)             0            1,000
NET LOSS, JUNE 27, 1996
 TO DECEMBER 31, 1996. . . . . . . . . . .            0        0            0         (1,000)          (1,000)
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996 . . . . . . . .    6,000,000    6,000       (5,000)        (1,000)               0
NET LOSS, YEAR ENDED
 DECEMBER 31, 1997 . . . . . . . . . . . .            0        0            0              0                0
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997 . . . . . . . .    6,000,000    6,000       (5,000)        (1,000)               0
NET LOSS, YEAR ENDED
 DECEMBER 31, 1998 . . . . . . . . . . . .            0        0            0           (350)            (350)
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998 . . . . . . . .    6,000,000    6,000       (5,000)        (1,350)            (350)
COMMON STOCK ISSUED
  For intellectual property (note 7c). . .    9,000,000    9,000       21,000              0           30,000
  For cash (note 7d) . . . . . . . . . . .    9,000,000    9,000       21,000              0           30,000
NET LOSS, YEAR ENDED
 DECEMBER 31, 1999 . . . . . . . . . . . .            0        0            0        (51,861)         (51,861)
SHARE ISSUE COSTS. . . . . . . . . . . . .            0        0       (5,000)             0           (5,000)
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999 . . . . . . . .   24,000,000  $24,000  $    32,000   $    (53,211)  $        2,789
==============================================================================================================

The accompanying notes are an integral part of these financial statements.

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,
                                 (U.S. DOLLARS)

                                                                                          PERIOD FROM
                                                                                         JUNE 27,1996
                                                                                       (INCEPTION) TO
                                                              1999    1998    1997    DECEMBER 31, 1999
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss. . . . . . . . . . . . . . . . . . . .  $       (51,861)  $(350)  $   0  $          (53,211)
  Adjustment to reconcile net loss
    to net cash used by operating
    activities
 Issuance of common stock for payment
    of intellectual property. . . . . . . . . . .           30,000       0       0              31,000

CHANGES IN NON-CASH WORKING CAPITAL
  Prepaid expense . . . . . . . . . . . . . . . .           (5,600)      0       0              (5,600)
  Accounts payable. . . . . . . . . . . . . . . .            5,239       0       0               5,239
-------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES . . . . . .          (22,222)   (350)      0             (22,572)

FINANCING ACTIVITIES
  Issuance of common stock. . . . . . . . . . . .           25,000       0       0              25,000
  Advances from shareholders. . . . . . . . . . .                0     350       0                 350
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES . . . .           25,000     350       0              25,350
-------------------------------------------------------------------------------------------------------
CASH INFLOW . . . . . . . . . . . . . . . . . . .            2,778       0       0               2,778
CASH, BEGINNING OF PERIOD . . . . . . . . . . . .                0       0       0                   0
-------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD . . . . . . . . . . . . . . .  $         2,778   $   0   $   0  $            2,778
=======================================================================================================
SUPPLEMENTAL DISCLOSURE FOR NON-CASH TRANSACTIONS
  Issuance of common stock for payment of
    intellectual property . . . . . . . . . . . .  $        30,000   $   0   $   0  $           31,000
=======================================================================================================

The accompanying notes are an integral part of these financial statements.

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   DECEMBER 31
                                 (U.S. DOLLARS)

1.     ORGANIZATION  OF  COMPANY

The Company was incorporated on June 27, 1996 under the laws of the State of Nevada as Inter N. Corporation. The Company changed its name to Safe ID Corporation on September 20, 1999. The Company is in the development stage as more fully defined in Statement No. 7 of the Financial Accounting Standards Board. The Company's head office is located in Calgary, Canada.

On July 23, 1999, the Company acquired intellectual property in the form of a business plan with the issuance of common stock. The fair value of this transaction was determined to be the fair value of the common stock issued, as further explained in note 7 (c). The business plan has been charged to operations during the year as consulting expenses.

2.     GOING  CONCERN

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of operations. The ability of the Company to operate as a going concern is dependent upon the Company's ability to raise additional financing and to generate revenues.

Management's plan is to obtain financing through private placements subsequent to the quotation of the Company's common stock on the OTC Bulletin Board. Management believes the funds received through these private placements will be sufficient to meet the Company's requirements for their planned principal operations for the next fiscal year.

3.     UNCERTAINTY

The Company intends to obtain the license to distribute a line of miniaturized micro-chips, used in the identification of inanimate objects, and is currently in negotiations to obtain this license from an established supplier in Canada. Although there is a limited number of manufacturers of these particular micro-chips, management believes that other suppliers could provide similar micro-chips on comparable terms if an agreement can not be reached in the current negotiations. A change in suppliers, however, could cause a delay in commencing operations and a possible loss of sales, which would affect operating results adversely.

4.     SIGNIFICANT  ACCOUNTING  POLICIES

     (a)     Loss  per  share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.

(b)     Shares  issued  in  exchange  for  services

The valuation of the common shares issued in exchange for services is valued at an estimated fair market value as determined by officers and directors of the Company based upon other sales and issuances of the Company's common shares within the same general time period.

(c)     Revenue  recognition

As the Company is in the start-up stage of operations no revenues have been earned to date. Once sales have been earned by the Company, the Company will recognize such revenues at the time of delivery of the product to the customers.

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   DECEMBER 31
                                 (U.S. DOLLARS)



4.     SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)

     (d)     Functional  currency

The  Company's  functional  currency  is  U.S.  dollars.

(e)     Financial  instruments

The Company's financial instruments include cash, accounts payable, and amounts due to shareholders. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk associated with these financial instruments. The carrying values approximate the fair values of these financial instruments.

(f)     Foreign  currency  translation

Transactions  in  foreign  currency are translated into U.S. dollars as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)     Revenues  and  expenses  at  the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in net loss. Comprehensive loss would be approximately equal to the net loss as reported in these financial statements.

(g)     Use  of  estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. Because of inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes the estimates are reasonable.

5.     DUE  TO  SHAREHOLDERS

Amounts due to shareholders represent advances from directors and shareholders of the Company. These amounts are without interest or stated terms of repayment.


6.     RELATED  PARTY  TRANSACTIONS

During 1999, the Company paid consulting fees of $5,867 (1998 - $0) and rent of $1,671 (1998 - $0) to directors or Companies with a common director. Common stock valued at $30,000 was issued to directors during 1999 (note 7c) for payment of intellectual property valued at $7,500 (1998 - $0).

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   DECEMBER 31
                                 (U.S. DOLLARS)


7.     EQUITY  TRANSACTIONS

(a) The Company affected a 2,000-for-1 stock split on October 12, 1998 and a 3-for-1 stock split on September 20, 1999. All share amounts included in these financial statements have been adjusted to reflect the effect of the stock splits.

(b) On June 30, 1996, the Company issued 6,000,000 shares of common stock with a par value of $0.001 each for administrative services valued at $1,000.

(c) On July 23, 1999, the Company issued 9,000,000 shares of common stock with a par value of $0.001 each for intellectual property valued at $7,500. Additional compensation of $22,500 has been recorded to reflect the fair value of the common shares issued. Fair value has been determined as equal to the proceeds received in a subsequent private placement of an equal number of shares on September 1, 1999.

(d) On September 1, 1999, 9,000,000 shares of common stock with a par value of $0.001 each were issued for cash proceeds of $30,000.

8.     INCOME  TAXES

A provision for income taxes for the years ended December 31, 1999, 1998, and 1997 has not been recognized as the Company had operating losses for both tax and financial reporting purposes. Due to the uncertainty surrounding the timing of realizing the benefits of its favourable tax attributes in future tax returns, the Company has recorded a full valuation allowance against its net deferred tax asset.

The Company's net operating loss carryforward totalled approximately $53,000 at December 31, 1999 (1998 - $1,350) of which approximately $1,000 expires in 2016, $350 expires in 2018, and the remainder expires in 2019.

--------------------------------------------------------------------------------
                                 EXHIBIT 00-QF1

                         UN-AUDITED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                  MARCH 31, 2000
--------------------------------------------------------------------------------

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                                   (UNAUDITED)
                                 (U.S. DOLLARS)

                                                                  March 31,    December 31,
                                                                        2000            1999
                                                                  -----------  --------------
ASSETS
CURRENT
  Cash                                                            $    4,406   $       2,778
  Prepaid expense                                                          0           5,600
----------------------------------------------------------------  -----------  --------------
TOTAL ASSETS                                                      $    4,406   $       8,378
----------------------------------------------------------------  -----------  --------------
LIABILITIES
CURRENT
  Accounts payable                                                $    8,069   $       5,239
DUE TO SHAREHOLDERS                                                    6,350             350
----------------------------------------------------------------  -----------  --------------
TOTAL LIABILITIES                                                     14,419           5,589
----------------------------------------------------------------  -----------  --------------
STOCKHOLDERS' EQUITY
COMMON STOCK, 25,000,000 shares authorized, par value of $0.001,
  24,000,000 (1999 - 24,000,000) shares issued and outstanding        24,000          24,000
ADDITIONAL PAID-IN CAPITAL                                            32,000          32,000
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                     (66,013)        (53,211)
----------------------------------------------------------------  -----------  --------------
TOTAL STOCKHOLDERS' EQUITY                                           (10,013)          2,789
----------------------------------------------------------------  -----------  --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $    4,406   $       8,378
----------------------------------------------------------------  -----------  --------------

The accompanying notes are an integral part of these financial statements.

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                                 (U.S. DOLLARS)

                                                                   PERIOD FROM
                              THREE MONTHS      THREE MONTHS       JUNE 27, 1996
                              ENDED MARCH 31,   ENDED MARCH 31,     (INCEPTION) TO
                                          2000              1999   MARCH 31, 2000
                                                         (Note 2)
EXPENSES
  Professional fees           $          8,430  $              0   $        15,330
  Selling and administrative             2,833                 0             6,568
  Rent                                     762                 0             2,433
  Consulting                               688                 0            36,554
  Bank charges                              89                 0               152
  Travel                                     0                 0             4,976
----------------------------  ----------------  -----------------  ---------------
TOTAL EXPENSES AND NET
  LOSS FOR PERIOD             $         12,802  $              0   $        66,013
----------------------------  ----------------  -----------------  ---------------
NET LOSS PER SHARE            $           0.00  $           0.00
----------------------------  ----------------  -----------------
WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING             24,000,000         6,000,000
----------------------------  ----------------  -----------------

The accompanying notes are an integral part of these financial statements.

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
                                 (U.S. DOLLARS)

                                                                       DEFICIT
                                                                       ACCUMULATED
                                    COMMON      COMMON   ADDITIONAL    DURING THE     TOTAL
                                    STOCK       STOCK    PAID-IN       DEVELOPMENT    STOCKHOLDERS'
                                    NUMBER      AMOUNT   CAPITAL       STAGE          EQUITY
                                    ----------  -------  ------------  -------------  ---------------
BALANCE, JUNE 27, 1996                       0  $     0  $         0   $          0   $            0
  Common Stock Issued for Services   6,000,000    6,000       (5,000)             0            1,000
  Net Loss, June 27, 1996
    to December 31, 1996                     0        0            0         (1,000)          (1,000)
----------------------------------  ----------  -------  ------------  -------------  ---------------
BALANCE, DECEMBER 31, 1996           6,000,000    6,000       (5,000)        (1,000)               0
YEAR ENDED DECEMBER 31, 1997
  Net loss                                   0        0            0              0                0
----------------------------------  ----------  -------  ------------  -------------  ---------------
BALANCE, DECEMBER 31, 1997           6,000,000    6,000       (5,000)        (1,000)               0
YEAR ENDED DECEMBER 31, 1998
  Net loss                                   0        0            0           (350)            (350)
----------------------------------  ----------  -------  ------------  -------------  ---------------
BALANCE, DECEMBER 31, 1998           6,000,000    6,000       (5,000)        (1,350)            (350)
YEAR ENDED DECEMBER 31, 1999
  Common stock issued
    For cash                         9,000,000    9,000       21,000              0           30,000
    For services                     9,000,000    9,000       21,000              0           30,000
  Net loss                                   0        0            0        (51,861)         (51,861)
  Share issue costs                          0        0       (5,000)             0           (5,000)
----------------------------------  ----------  -------  ------------  -------------  ---------------
Balance, December 31, 1999          24,000,000   24,000       32,000        (53,211)           2,789
Period Ended March 31, 2000
  Net loss                                   0        0            0        (12,802)         (12,802)
----------------------------------  ----------  -------  ------------  -------------  ---------------
Balance, March 31, 2000             24,000,000  $24,000  $    32,000   $    (66,013)  $      (10,013)
----------------------------------  ----------  -------  ------------  -------------  ---------------

The accompanying notes are an integral part of these financial statements.

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (U.S. DOLLARS)

                                                                               PERIOD FROM
                                           THREE MONTHS      THREE MONTHS      JUNE 27,1996
                                           ENDED MARCH 31    ENDED MARCH 31     (INCEPTION) TO
                                                      2000              1999   MARCH 31, 2000
                                           ----------------  ----------------  ----------------
                                                                     (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                 $       (12,802)  $             0   $       (66,013)
  Adjustment to reconcile net loss
    to net cash used by operating
    activities
 Issuance of common stock for payment
    of services                                          0                 0            31,000
CHANGES IN NON-CASH WORKING CAPITAL
  Prepaid expense                                    5,600                 0                 0
  Accounts payable                                   2,830                 0             8,069
-----------------------------------------  ----------------  ----------------  ----------------
NET CASH USED IN OPERATING ACTIVITIES               (4,372)                0           (26,944)
-----------------------------------------  ----------------  ----------------  ----------------
FINANCING ACTIVITIES
  Advances from shareholders                         6,000                 0             6,350
  Issuance of common stock                               0                 0            25,000
-----------------------------------------  ----------------  ----------------  ----------------
NET CASH PROVIDED BY FINANCING ACTIVITIES            6,000                 0            31,350
-----------------------------------------  ----------------  ----------------  ----------------
CASH INFLOW                                          1,628                 0             4,406
CASH, BEGINNING OF PERIOD                            2,778                 0                 0
-----------------------------------------  ----------------  ----------------  ----------------
CASH, END OF PERIOD                        $         4,406   $             0   $         4,406
-----------------------------------------  ----------------  ----------------  ----------------

The accompanying notes are an integral part of these financial statements.

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 (U.S. DOLLARS)



1.     BASIS  OF  PRESENTATION

These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. These financial statement are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements filed as part of the Company's December 31, 1999 Form 10-SB-12G, which is currently under review by the Securities Exchange Commission.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at March 31, 2000 and the results of operations and cash flows for the three months ended March 31, 2000 and 1999. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the entire fiscal year.

2.     COMPARATIVE  FIGURES

Operating results for the three month period ended March 31, 1999 were not audited or reviewed.

--------------------------------------------------------------------------------
                                 EXHIBIT 00Q-F2

                         UN-AUDITED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS AND SIX MONTHS ENDED
                                  JUNE 30, 2000
--------------------------------------------------------------------------------

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                                   (UNAUDITED)
                                 (U.S. DOLLARS)

                                                                           June 30,     December 31,
                                                                             2000            1999
----------------------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   2,035   $       2,778
  Prepaid expense. . . . . . . . . . . . . . . . . . . . . . . . . . .          0           5,600
                                                                        --------------------------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   2,035   $       8,378
                                                                        ==========================
LIABILITIES

CURRENT
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . .  $  16,606   $       5,239

DUE TO SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . . . . .      6,350             350
                                                                        --------------------------
TOTAL LIABILITIES. . . . . . . . . . . . . . . . . . . . . . . . . . .     22,956           5,589
                                                                        --------------------------
STOCKHOLDERS' EQUITY

COMMON STOCK, 25,000,000 shares authorized, par value of
  $0.001, 24,000,000 (1999 - 24,000,000) shares issued and outstanding     24,000          24,000
ADDITIONAL PAID-IN CAPITAL . . . . . . . . . . . . . . . . . . . . . .     32,000          32,000
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE . . . . . . . . . . .    (76,921)        (53,211)
                                                                        --------------------------
TOTAL STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . . . . . . .    (20,921)          2,789

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . . . . . . . . . .  $   2,035   $       8,378
                                                                        ==========================

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                                 (U.S. DOLLARS)

                               PERIOD FROM
                               THREE MONTHS      THREE MONTHS     SIX MONTHS       SIX MONTHS      JUNE 27, 1996
                               ENDED JUNE 30,    ENDED JUNE 30,   ENDED JUNE 30,   ENDED JUNE 30   (INCEPTION) TO
                                    2000              1999             2000            1999         JUNE 30, 2000
                                                    (Note 2). . . . . . . . .        (note 2)
------------------------------------------------------------------------------------------------------------------
EXPENSES
  Professional fees . . . . .  $         8,537   $             0  $        16,967  $            0  $        23,867
  Selling and administrative.            1,605                 0            4,438               0            8,173
  Rent. . . . . . . . . . . .              748                 0            1,510               0            3,181
  Bank charges. . . . . . . .               18                 0              107               0              170
  Consulting. . . . . . . . .                0                 0              688               0           36,554
  Travel. . . . . . . . . . .                0                 0                0               0            4,976
------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES AND NET
  LOSS FOR PERIOD . . . . . .  $        10,908   $             0  $        23,710  $            0  $        76,921
==================================================================================================================
NET LOSS PER SHARE. . . . . .  $          0.00   $          0.00  $          0.00  $         0.00
==================================================================================================================
WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING . . .       24,000,000         6,000,000       24,000,000       6,000,000
==================================================================================================================

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
                                 (U.S. DOLLARS)

                                                                        DEFICIT
                                                                       ACCUMULATED
                                    COMMON       COMMON   ADDITIONAL    DURING THE     TOTAL
                                    STOCK        STOCK    PAID-IN       DEVELOPMENT    STOCKHOLDERS'
                                    NUMBER       AMOUNT   CAPITAL       STAGE          EQUITY
------------------------------------------------------------------------------------------------------
BALANCE, JUNE 27, 1996 . . . . . .            0  $     0  $         0   $          0   $            0
  Common Stock Issued for Services    6,000,000    6,000       (5,000)             0            1,000
------------------------------------------------------------------------------------------------------
Net Loss, June 27, 1996
    to December 31, 1996 . . . . .            0        0            0         (1,000)          (1,000)
------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996 . . . .    6,000,000    6,000       (5,000)        (1,000)               0
YEAR ENDED DECEMBER 31, 1997
  Net loss . . . . . . . . . . . .            0        0            0              0                0
------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997 . . . .    6,000,000    6,000       (5,000)        (1,000)               0
YEAR ENDED DECEMBER 31, 1998
  Net loss . . . . . . . . . . . .            0        0            0           (350)            (350)
------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998 . . . .    6,000,000    6,000       (5,000)        (1,350)            (350)
YEAR ENDED DECEMBER 31, 1999
  Common stock issued
    For cash . . . . . . . . . . .    9,000,000    9,000       21,000              0           30,000
    For services . . . . . . . . .    9,000,000    9,000       21,000              0           30,000
  Net loss . . . . . . . . . . . .            0        0            0        (51,861)         (51,861)
  Share issue costs. . . . . . . .            0        0       (5,000)             0           (5,000)
------------------------------------------------------------------------------------------------------
Balance, December 31, 1999 . . . .   24,000,000   24,000       32,000        (53,211)           2,789
Period Ended June 30, 2000
  Net loss . . . . . . . . . . . .            0        0            0        (23,710)         (23,710)
------------------------------------------------------------------------------------------------------
Balance, June 30, 2000 . . . . . .   24,000,000  $24,000  $    32,000   $    (76,921)  $      (20,921)
======================================================================================================

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (U.S. DOLLARS)

                                                                              PERIOD FROM
                                            SIX MONTHS       SIX MONTHS      JUNE 27,1996
                                            ENDED JUNE 30    ENDED JUNE 30    (INCEPTION) TO
                                                2000             1999         JUNE 30, 2000
                                                               (Note 2)
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss . . . . . . . . . . . . . . . .  $      (23,710)  $            0  $       (76,921)
  Adjustment to reconcile net loss
    to net cash used by operating
    activities
 Issuance of common stock for payment
    of services. . . . . . . . . . . . . .               0                0           31,000

CHANGES IN NON-CASH WORKING CAPITAL
  Prepaid expense. . . . . . . . . . . . .           5,600                0                0
  Accounts payable . . . . . . . . . . . .          11,367                0           16,606
----------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES. . .          (6,743)               0          (29,315)
----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Advances from shareholders . . . . . . .           6,000                0            6,350
  Issuance of common stock . . . . . . . .               0                0           25,000
----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES.           6,000                0           31,350
----------------------------------------------------------------------------------------------
CASH INFLOW (OUTFLOW). . . . . . . . . . .            (743)               0            2,035
CASH, BEGINNING OF PERIOD. . . . . . . . .           2,778                0                0
----------------------------------------------------------------------------------------------
CASH, END OF PERIOD. . . . . . . . . . . .  $        2,035   $            0  $         2,035
==============================================================================================

                               SAFE ID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 (U.S. DOLLARS)



1.     BASIS  OF  PRESENTATION

These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements filed as part of the Company's December 31, 1999 Form 10-SB which is currently under review by the Securities Exchange Commission.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at June 30, 2000 and December 31, 1999 and the results of operations and cash flows for the six months ended June 30, 2000 and 1999. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the entire fiscal year.

2.     COMPARATIVE  FIGURES

Operating results for the six month period ended June 30, 1999 were not audited or reviewed.

                                    PART III


                           ITEM 1.  INDEX TO EXHIBITS.

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
  Exhibit
   Table
    #           Table  Category  /  Description  of  Exhibit         Page Number
--------------------------------------------------------------------------------
            [3]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
             3.1      Articles of Incorporation                               39
             3.2      By-Laws                                                 46
--------------------------------------------------------------------------------
            [16]  LETTERS ON CHANGE OF CERTIFYING ACCOUNTANTS
--------------------------------------------------------------------------------
            16.1      Consent  of  Previous  Auditor
            16.2      Previous  Audit
--------------------------------------------------------------------------------

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                               SAFE ID CORPORATION

                         (formerly INTER.N CORPORATION)

                                       by

Dated:  September  20,  2000


  /s/Maurizio Forigo             /s/Lance Morginn
     Maurizio  Forigo               Lance  Morginn
     president/director             secretary/director

--------------------------------------------------------------------------------
                                   EXHIBIT 3.1

                            ARTICLES OF INCORPORATION
--------------------------------------------------------------------------------

              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

Filled  by:
Inter.N  Corporation


I, the Undersigned, Maurizio Forigo President of Inter.N Corporation do Hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the 4th day of August, 1999, adopted a resolution to amend the original Articles of Incorporation as follows:

Article  I  "Name  and  purpose  is  hereby  amended  to  read  as  follows:

     The  name  of  the  Corporation  is  Safe  ID  Corporation

Article II "Resident Agent and Principal Office" is hereby amended to read as follows:

The name of eh Resident Agent in Nevada is Russert Services, Inc. and the street address of such Resident Agent is 1555 E. Flamingo Rd., #151, Las Vegas, NV 89119.

Article  III  "Capital  Stock"  is  hereby  amended  to  read  as  follows:

1. Number of Shares. The aggregate number of capital stock shares which the Corporation shall have authority to issue, is twenty-five million (25,000,000) shares, of common stock, $0.001 par value. The Board of Directors may, in its discretion, issue stock and debt securities with such terms and conditions as it may decide, without shareholder approval. Upon the filing of these amendments to read as herein set forth and effective September 6th, 1999, each one (1) outstanding share is split, reconstituted and converted into three (3) shares.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 8,000,000: that the said change(s) and amendments have both consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.


     /s/Maurizio Forigo
        Maurizio  Forigo-President     Dated:  August  17,  1999

    /s/L. Morginn
       L.  Morginn-Secretary           Dated:  August  17,  1999

                            Articles of Incorporation

                                       Of

                               INTER.N CORPORATION

KNOW  ALL  MEN  BY  THESE  PRESENTS:

That I, TERRALL W. CHILCOAT, the incorporator, do hereby form a corporation under the laws of the State of Nevada relating to general corporation. I do hereby certify:

FIRST:  That  the  name  of  the  Corporation  is:  INTER.N  CORPORATION

SECOND:  That  the principal office of this Corporation is to be located at 1504
Highway #395 N. Suite #8-00227, Gardnerville, Douglas County, Nevada, although the Corporation may maintain an office or offices in places, towns and cities within or without the State of Nevada as the Board of Directors may, from time to time, determine or as may be designated by the By-Laws of this Corporation.

THIRD: The objects for which this Corporation is formed are: To engage in any lawful activity, except banking, insurance, gaming and engineering unless approved by the appropriate licensing bodies of the State of Nevada, although including but not limited to the following;

(a) Shall have all rights, privileges and powers as may be conferred upon corporation by any existing law, and may at any time exercise those rights, privileges and powers, when not inconsistent with the purposes and objects for which this Corporation is formed. It is the intention that the objects, purposes and powers specified herein shall be nowise limited or restricted by reference to or inference from the terms of any other clause or paragraph in this Articles of Incorporation, but that the objects, purposes and powers specified in each of the clauses or paragraphs of this charter shall be regarded was independent objects, purposes and powers.

(b) Shall have the power to have succession by its corporate name for the period limited in its Articles of Incorporation, and when no period is limited or specified, to exist in perpetuity, or until it dissolves itself or is dissolved and its affairs wound up according to law.

(c)  Shall  have  the  power  to  sue and be sued in any court of law or equity.

(d) Shall have the power to make legal and binding contracts with whomever it wishes as directed by the Board of Directors.

(e) Shall have the power to hold, purchase and convey real and personal estate and to mortgage or lease said real and personal estate with its franchises, including the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.

(f) Shall have the power to appoint all officers and agents as the affairs of this Corporation shall require, and to allow them suitable compensation as established in the By-Laws.

(g) Shall have the power to make By-Laws not inconsistent with the constitution or laws of the United States, or the State of Nevada, for the management regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.

(h) Shall have the power to adopt and use a common seal or stamp and alter the same at its pleasure. The use of a seal or stamp by this Corporation on any corporate documents is not necessary or required. The Corporation may use a seal or stamp, if it desires, although said use or nonuse shall not in any way affect the legality of its documents.

(i) Shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object or purpose of its incorporation.

(j) Shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock, or any bonds, securities or evidences of the indebtedness created by any other corporation or corporations of the State of Nevada, or any other state or government, and in further, while owners of said stock, bonds, securities or evidences of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any voting privileges exist.

(k) Shall have the power an use thereof, of its capital, capital surplus, surplus, or other property or fund to further the objects of this Corporation and to purchase, hold, sell and transfer shares of its own capital stock, known as "treasury shares", either directly or indirectly, by the Corporation or a wholly owned subsidiary of the Corporation, so long as aforementioned purchase does not impair the corporate capital to the detriment of the stockholders and creditors if any creditors exist, except that shares of its own stock belonging to the Corporation must not be voted upon, directly or indirectly, nor counted as outstanding shares for any purpose, to compute any stockholders' quorum or vote, nor participate in distributions or as assets for the purpose of computing the amount available for distributions, or the purchase of shares issued by this Corporation. Unless the Articles of incorporation provide otherwise, treasury shares may be retired and restored to the status of authorized and un-issued shares without an amendment to the Articles of Incorporation or may be disposed of for any consideration as the Board of Directors may determine.

(l) Shall have the power to conduct business, have one or more offices for said purposes, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, an in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries allowed by law.

(m) Shall have the power to do all and everything necessary an proper for the accomplishment of the objects enumerated thereof, or necessary or incidental to the protection and benefit of the Corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of this Corporation, or any amendment thereof.

(n) Shall have the power to make donations for the public good and welfare, or for charitable, scientific advancement or educational purposes and to use these donations for taxable deductions.

(o) Shall have the power to enter into partnerships, limited or general, or joint ventures, in connection with any lawful activities.

(p) Shall be recognized as a legal entity beyond the limits of this state and that, subject to any reasonable requirement of registration, any business or activities transacted outside this state be granted protection of full faith and credit under Section 1 of Article IV of the Constitution of the United States.

FOURTH: No stockholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of this Corporation, or any bonds, debentures or securities convertible into stock, although any stated additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to those persons and on those terms as in its discretion it shall deem advisable. That the total number of common stock authorized that may be issued by this Corporation is TWENTY FIVE MILLION (25,000,000) shares of stock with a nominal or par value of ONE TENTH OF ONE CENT ($00.001) per share of stock, and no other class of stock shall be authorized without amendment to the Articles of Incorporation by the Board of Directors. Said shares of stock may be issued by the Corporation, from time to time, for any stated considerations as may be fixed by the Board of Directors.

FIFTH: The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the Corporation and shall have full entitlement to receive the net assets of this Corporation upon dissolution.

SIXTH: The governing board of this Corporation shall be known as directors and the number of directors may, from time to time, be increased or decreased in any stated manner as shall be provided by the By-Laws of this Corporation, providing that the number of directors shall not be reduced to less one (1). The Board of Directors shall have full control over the affairs of the Corporation subject only to any and all limitations as may be provided by statute. The name and post office address of the first members of the Board of Directors, until the first annual meeting of stockholders or until their successors are elected and qualify, shall be ONE(1) in number and listed as follows:

NAME:                    POST  OFFICE  ADDRESS
TERRALL  W.  CHILCOAT     1504  Highway  #395  N.  #8-00227
                          Gardnerville,  Nevada  89401-5274

SEVENTH: The powers of the incorporator are to terminate upon filing of the Articles of Incorporation. The name and post office address of the incorporator signing the Articles of Incorporation is as follows:

NAME:                    POST  OFFICE  ADDRESS
TERRALL  W.  CHILCOAT     1504  Highway  #395  N.  #8-00227
                          Gardnerville,  Nevada  89401-5274

EIGHTH:  The  resident  agent  for  this  Corporation  shall  be;

1ST  CLASS  ONLY

     The address of said agent, and, the principle or statutory address of this Corporation in the State of Nevada is;

                    1504  Highway  #395  N.  #8-00227
                    Gardnerville,  Nevada  89401-5274


NINTH:  The  Corporation  is  to  have  perpetual  existence.

TENTH: In furtherance and not in limitation of the powers conferred by stature, the Board of Directors is expressly authorized:

(a) Subject to the By-Laws, if any, have been adopted by the stockholders, to make, alter or amend the By-Laws of this Corporation.

(b) To fix the amount to be reserved as working capital over an above its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

(c) By resolution passed by majority of the whole Board of Directors, to designate one (1) or more committee member who are natural persons, although not directors, and must be approved by the Board of Directors, which, to the extent provided in the resolution, or in the By-Laws or this Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. The aforementioned committee, or committees, shall have any and all names, or name, as may be stated in the By-Laws of this Corporation, or as may be determined, from time to time, by resolution adopted by the Board of Directors.

(d) When and as authorized by the affirmative vote of the stockholders holding stock entitling them to exercise at least a majority of the voting power given at a stockholders meeting called for that purpose, or when authorized by written consent of the holders of at any so stated meeting to sell, lease or exchange all, or any part, of the property and assets of this Corporation, including its good will and its corporate franchises, upon any and all terms and conditions as its Board of Directors deems expedient and for the best interests of the Corporation.

ELEVENTH: No Director or Officer of this Corporation shall be personally liable to this Corporation or any of its stockholders for damages for breach of fiduciary duty as a Director or Officer involving any act of omission of any said Director or Officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of said Director or Officer (I)for acts or omission which involve intentional misconduct, fraud or knowing violation of the law, or (II)the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of any Director or Officer of this Corporation for acts or omissions prior to aforesaid repeal or modification.

TWELFTH: This Corporation, upon any and all terms and conditions as its Board of Directors deems expedient and for the best interest of the Corporation, reserves the right to amend, alter, change or repeal, in any manner, any provision contained in the Articles or Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.


                            Articles of Incorporation
                              (PURSUANT TO NRS 78)
                                 STATE OF NEVADA
                               SECRETARY OF STATE


1.  NAME  OF  CORPORATION:  INTER.N  CORPORATION

2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)

Name  of  Resident  Agent:  1ST  CLASS  ONLY
Street  Address:      1504  HWY  #395  N.  Ste.  #8-00227 -     Gardnerville, NV
89401-5274

3. Shares: (number of shares the corporation is authorized to issue) Number of Shares with par value: 25,000,000 Par Value: $0.001 Number of shares
with  par  value:           .

4.  Governing  Board:  shall  be  styled  as  (check  one):  XXX  Directors
                                                           Trustees
     The FIRST BOARD OF DIRECTORS shall consist of I members and the names and addresses are as follows

TERRAL  W.  CHILCOAT.   1504  Hwy  #395  N. Ste. #8-0227- Gardnerville, NV 89401
--------------------    --------------------------------------------------------
Name                    Address


5. PURPOSE(optional - see reverse side): The purpose of the Corporation shall be:

6. OTHER MATTERS: This form includes the minimal statutory requirements to incorporate under NRS 78. You may attach additional information pursuant to NRS
78.037 or any other information you deem appropriate. If any of the additional information is contradictory to this form, it cannot be files and will be returned to you for correction. Number of pages attached (6).

7. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles: (Signatures must be notarized.)

TERRALL  W.  CHILCOAT
---------------------
Name  (print)

1504  HWY  #395  N.  Ste.  #8-00227  Gardnerville,  NV  89410
-------------------------------------------------------------
Address


     /s/Terrall W. Chilcoat
        Terrall  W.  Chilcoat

     State  Nevada  County  of   Carson
     This instrument was acknowledged before me on June 20th 1996, by

    Terrall  W.  Chilcoat
       Name  of  Person

     As  incorporator
     Of   INTER.N  CORPORATION     .

--------------------------------------------------------------------------------
                                   EXHIBIT 3.2

                                      BY-LAWS
--------------------------------------------------------------------------------

                          BYLAWS OF Inter.N Corporation
                                    ARTICLE I
                                     OFFICES

1.1. Registered Office and Agent. The principal office and resident agent of Inter.N Corporation, (the "Corporation") in Nevada shall be as designated by the Board of Directors from time to time.

1.2. Other Offices. The Corporation may establish and maintain such other offices at such other-places of business both within and without the State of Nevada as the Board of Directors may from time to time determine.

                                   ARTICLE II
STOCKHOLDERS

2.1. Annual Meetings. The annual stockholders' meeting for electing Directors and transacting other business shall be held at such time and place within or without the State of Nevada as may be designated by the Board of Directors in a Resolution and set forth in the notice of the meeting. Failure to hold any annual stockholders' meeting at the designated time shall not work a forfeiture or dissolution of the Corporation.

2.2. Special Meetings. Special meetings of the stockholders may be called by the Board of Directors or by the Chairman of the Board, if one be elected, or by the President, and shall be called by the President or Secretary at the request in writing of stockholders owning not less a majority of all the shares entitled to vote at the proposed meeting. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice thereof.

2.3. Place of Meeting. All stockholders' meetings shall be held at such place, within or without the State of Nevada as shall be fixed from time to time by resolution of the Board of Directors.

2.4. Notice of Meetings. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting- the purpose or purposes for which the meeting is called, shall be delivered not less than ten or more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary or the officer or persons calling the meeting, to each stockholder -of record entitled to vote at such meeting, except that if the authorized shares are to be increased, at least thirty days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

2.5. Waiver of Notice. Whenever any notice is required to be given to any stockholder of the Corporation under the provisions of any statute or the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before, at or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when such stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the trans-action of any business because the meeting is not lawfully called or convened.

2.6. Organization. Meetings of the stockholders shall be presided over by the Chairman of the Board, or if he is not present or one has not been elected, by the President, or if nether the Chairman of the Board nor the President is present, by a temporary chairman to be chosen by a majority of the stock-holders entitled to vote who are present in person or by proxy at the meeting. The Secretary of the Corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, or if neither the Secretary nor any Assistant Secretary is present, by a temporary secretary to be chosen by a majority of the stockholders entitled to vote who are present in person or by proxy at the meeting.

2.7. Voting. Except as otherwise specifically provided by the Articles of Incorporation or by these Bylaws or by statute, all matters coming before any meeting of stockholders shall be decided by a vote of the majority of the votes cast. The vote upon any question shall be by ballot whenever requested by any person entitled to vote, but, unless such a request is made, voting may be conducted in any way approved at the meeting.

2.8. Stockholders Entitled to Vote. Each stockholder of the Corporation shall be entitled to vote, in person or by proxy, each share of stock standing in his name on the books of the Corporation on the record date fixed or determined pursuant to Section 6.06 hereof.

2.9. Proxies. The right to vote by proxy shall exist only if the instrument authorizing such proxy to act shall have been executed in writing by the stockholder himself or by his attorney-in-fact duly authorized in writing. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

2.10. Quorum. The presence at any stockholders' meeting, in person or by proxy, of the record holders of shares aggregating at least fifty one percent (51%) the number of shares entitled to vote at the meeting as indicated in the Articles of Incorporation shall be necessary and sufficient to constitute a quorum for the transaction of business. The stockholders present at the stockholders meeting, for which a quorum exists, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.11. Absence of Quorum. In the absence of a quorum at any stockholders' meeting, a majority of the total number of shares entitled to vote at the meeting and present there at, in person or by proxy, may adjourn the meeting for a period not to exceed sixty days at any one adjournment. Any business that might have been transacted at the meeting originally called may be transacted at any such adjourned meetings at which a quorum is present.

2.12. List of Stockholders. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of stockholders, a complete current list of the stockholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the principal office of the Corporation, whether within or without the State of Nevada, and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at any meeting of stockholders. Failure to comply with the requirements of this Section 2.12 shall not affect the validity of any action taken at such meeting of stockholders.

2.13. Action by Stockholders Without a Meeting. Any action required to be taken at a meeting of the stockholders of the Corporation or any action which may be taken at such a meeting, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the stock-holders entitled to vote with respect to the subject matter thereof, except that if a different proportion of voting power is required for such action at a meeting, then that proportion of written consents is required. Such consents shall have the same force and effect as a vote in person of the stockholders of the Corporation A consent shall be sufficient for this Section
2.13 if it is executed in counterparts, in which event all of such counterparts, when taken together, shall constitute one and the same consent.

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                                   ARTICLE III

BOARD  OF  DIRECTORS

3.1. Number and Term of Office. The Board of Directors of the Corporation shall consist of not less than one nor more than thirteen (13) Directors, as determined by the Board of Directors of the Corporation. Each Director (whenever elected) shall hold office until his successor shall have been elected and qualified unless he shall resign or his office shall become vacant by his death or removal. Directors need not be residents of the State of Nevada or stockholders of the Corporation.

3.2. Election of Directors. Except as otherwise provided in Sections 3.03 and 3.04 hereof and except as otherwise provided in the Articles of Incorporation, the Directors shall be elected annually at the annual stockholders' meeting for the election of Directors. The persons elected as Directors shall be those nominees, equal to the number then constituting the Board of Directors, who shall receive the largest number of affirmative votes validly cast at such election by the holders of shares entitled to vote therefore. Failure to annually re-elect Directors of the Corporation shall not affect the validity of any action taken by a Director who shall have been duly elected and qualified and who shall not, at the time of such action, have resigned, died, or been removed from his position as a Director of the Corporation.

3.3. Removal of Directors. At a meeting called expressly for that purpose, the entire Board of Directors or any lesser number may be removed, with or without cause, by a vote of the holders of the majority of the shares then entitled to vote at an election of Directors.

3.4. Vacancies and Newly Created Directorships. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and until his successor shall have been elected and qualified. Any number of Directors shall be filled by the affirmative vote of a majority of the Directors then in office or by an election at an annual meeting of a special meeting of the stockholders called for that purpose. A Director chosen to fill a position resulting from an increase in the number of directors shall hold such position until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

3.5. Resignations. Any Director may resign at any time by mailing or delivering or by transmitting by telegram or cable written notice of his resignation to the Board of Directors of the Corporation at the Corporation's principal office or its registered office in the State of Nevada or to the President, the Secretary, or any Assistant Secretary of the- Corporation. Any such resignation shall take effect at the time specified therein or if no time be specified, then at the time of receipt thereof.

3.6. General Powers. The business of the Corporation shall be managed by the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things that are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

3.7. Annual Meetings. The annual meeting of the Board of Directors for electing officers and transacting other business shall be held immediately after the annual stockholders' meeting at the place of such meeting. Failure to hold any annual meeting of the Board of Directors of the Corporation at the designated time shall, not work a forfeiture or dissolution of the Corporation.

3.8. Regular Meetings. The Board of Directors from time to time may provide by resolution for the holding of regular meetings and fix the time and place of such meetings. Regular meetings may be held within or without the State of Nevada. Notice of regular meetings need not be given, provided that notice of

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any  change in the time or place of such meetings shall be sent promptly to each
Director  not  present  at  the  meeting  at  which  such  change  was  made.

3.9. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, if one be elected, or by the President on two days notice to each Director specifying the time and place (within or without the State of Nevada) of the meeting, and shall be called by the President or Secretary in like manner and on like notice on the written request of two or more Directors.

3.10. Notice. All notices to a Director required by Sections 3.07 or 3.09 hereof shall be addressed to him at his residence or usual place of business and may be given by mail, telegram, radiogram, cable or by personal delivery. No notice need be given of any adjourned meeting.

3.11. Waiver of Notice. Whenever any notice is required to be given to any Director of the Corporation under the provisions of any statute or under the provisions of the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before, at or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a Director at a meeting of the Board of Directors shall constitute a waiver of notice of such meeting, except where a Director attends such a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.12. Quorum. At all meetings of the Board of Directors a majority of the whole Board of Directors shall constitute a quorum for the transaction of business and, except as may be otherwise specifically provided by statute or by the Articles of Incorporation or these Bylaws, the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. In the absence of a quorum the Directors present there may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum be present.

3.13. Action by Directors or Committee Without Meeting. Any action required to be taken at a meeting of the Directors of the Corporation or any committee thereof or any action which may be taken at such a meeting, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors or members of the committee, as the case may be, entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the Board of Directors or of the committee, as the case may be, of the Corporation. A consent shall be sufficient for this Section 3.13 if it is executed in counter-parts, in which event all of such counterparts, when taken together, shall constitute one and the same consent.

3.14. Telephone/Electronic Meetings. Any Director or any member of a committee may participate in a meeting of the Board of Directors or a committee, as the case may be, by means of a conference telephone, e-mail or other communications equipment by means of which all persons participating in such meeting can communicate with each other on a real-time basis, and such participation shall constitute the presence of such person at such meeting.

3.15. Compensation. By resolution of the Board of Directors, any Director may be paid any one or more of the following: his expenses, if any, of attendance at meetings; a fixed sum for attendance at meetings; or a stated salary as Director. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any capacity as an officer, employee, agent or otherwise, and receiving compensation therefore.

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3.16.  Reliance  on  Accounts  and Reports, etc.  A Director, or a member of any committee designated by the Board of Directors, in the performance of his duties, shall be fully protected in relying in good faith upon the books of account or reports made to the Corporation by any of its officers, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by any such committee, or in relying in good faith upon other records of the Corporation.

3.17. Presumption of Assent. A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the act ion taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

                                   ARTICLE IV
COMMITTEES

4.1. How Constituted. By resolution adopted by a majority of the whole Board of Directors, the Board may designate one or more committees, including an Executive Committee, each consisting of two or more Directors. The Board of Directors may designate one or more Directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee. Any such committee, to the extent provided in the resolution and except as may otherwise be provided by statute,, shall have and may exercise the powers of the Board of Directors. in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but the designation of such committee and the delegation thereto of the authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law. In the absence or disqualification of any member of any such committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

4.2. Proceedings, Quorum and Manner of Acting. Except as otherwise prescribed by the Board of Directors, each committee may adopt such rules and regulations governing its proceedings, quorum, and manner of acting as it shall deem proper and desirable, provided that the quorum shall not be less than two members.

                                    ARTICLE V

OFFICERS  AND  AGENTS

5.1. Officers. The officers of the Corporation shall consist of a President, one or more Vice-Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. The Board of Directors may elect and appoint a Chairman of the Board and may elect and appoint such other officers, assistant officers, and agents as may be deemed necessary and may delegate to one or more officers or agents the power to appoint such other officers, assistant officers and agents and to prescribe their respective rights, terms of office, authorities and duties. The same person may hold any two or more offices of the Corporation. An officer of the Corporation need not be a Director of the Corporation nor a resident of the State of Nevada.

5.2. Term of Office. Except as provided in Sections 5.03, 5.04 and 5.05 hereof, each officer appointed by the Board of Directors shall hold office until his successor shall have been appointed and qualified.

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5.3.     Resignation.  Any officer or agent of the Corporation may resign at any time by mailing or delivering or by transmitting by telegram or cable written notice of his resignation to the Board of Directors of the Corporation at the Corporation's principal office or its registered office in the State of Nevada or to the President, the Secretary or any Assistant Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or if no time be specified, then at the time of receipt thereof.

5.4. Removal. Any officer or agent may be removed by the Board of Directors, or by the Executive Committee, if any, either with or without cause, whenever in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights. In addition, any other officer, assistant officer or agent appointed in accordance with the delegation provisions of Section 5.01 hereof may be removed, either with or without cause, by any such officer or agent upon whom such power of delegation shall have been conferred by the Board of Directors.

5.5. Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification or other cause, or if any new office shall be created, such vacancies or newly created offices may be filled by the Board of Directors at any regular or special meeting or may be filled by any officer or agent to whom the power is delegated in accordance with the delegation provisions of Section 5.01 hereof.

5.6. President. The President shall be the chief operating officer of the Corporation and shall, in the absence of the Chairman of the Board, preside at all stockholders' meetings and at all meetings of the Board of Directors. Subject to the supervision-of the Board of Directors and such direction and control as the Chairman of the Board, if one be elected, may exercise on matters of general policy, he shall have general supervision over its operating officers, employees and agents. He shall sign (unless a Vice President shall have signed) certificates representing the stock of the Corporation authorized for issuance by the Board of Directors, and except as the Board of Directors may otherwise order, he may sign in the name and on behalf of the Corporation all deeds, bonds, contracts or agreements. He shall exercise such other powers and perform such other duties as from time to time may be assigned to him by the Board of Directors.

5.7. Executive Vice-President and Vice-Presidents. The Executive Vice President, if one be elected, and any Vice-Presidents, if one or more be elected, shall have such powers and perform such duties as may be assigned to them by the Board of Directors or by the President. At the request of or in the absence or disability of the President, the Executive Vice-President (or the Vice-President, if there is no duly appointed Executive Vice-President, and if there are two or more Vice-Presidents, then the senior of the Vice Presidents present are able to act) may perform all the duties of the President and, when so acting, shall have the powers of and be subject to all the restrictions upon the President. The Executive Vice-President or any Vice-President may sign (unless the President or another Vice-President shall have signed) certificates representing stock of the Corporation authorized for issuance by the Board of Directors.

5.8. Treasurer and Assistant Treasurers. The Treasurer shall have general charge of, and general responsibility for, all funds, securities and receipts of the Corporation, and shall deposit, or cause to be deposited, in the name of the Corporation, all moneys or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be designed by the Board of Directors. He shall have all powers and perform all duties incident to the office of a treasurer of a corporation and as are provided for him in these Bylaws, and shall exercise such other powers and perform such other duties as may be assigned to him by the Board of Directors. Any Assistant Treasurer may perform such duties of the Treasurer as the Treasurer or the Board of Directors

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may  assign,  and,  in the absence of the Treasurer, any Assistant Treasurer may perform  all  the  duties  of  the  Treasurer.

5.9. Secretary and Assistant Secretaries. The Secretary shall attend to the giving and serving of all notice of the Corporation and shall record all the proceedings of all meetings of the stockholders and of the Board of Directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the Corporation, and shall have charge of the records of the Corporation, including the stock books and such other books, reports, certificates and other documents required by law to be kept, all of which shall at all reasonable times be open to inspection by any Director. He shall sign (unless an Assistant Secretary shall have signed) certificates representing stock of the Corporation authorized for issuance by the Board of Directors. He shall perform such duties as pertain to his office or as may be required by the Board of Directors. Any Assistant Secretary may perform such duties of the Secretary as the Secretary or the Board of Directors may assign, and, in the absence of the Secretary, Assistant Secretary may per form all the duties of the Secretary.

5.10. Controller. The Comptroller, if one be elected, shall have general charge and supervision of financial reports. He shall maintain adequate records of all assets, liabilities and transactions of the Corporation and shall keep the books and accounts and cause adequate audits thereof to be made regularly and shall exercise a general check upon the disbursements of funds of the Corporation. In general, he shall perform all duties incident to the office of a comptroller of a corporation, and shall exercise such other powers and perform such other duties as may be assigned to him by the Board of Directors.

5.11. Remuneration. The salaries or other compensation of the officers of the Corporation shall be determined by the Board of Directors, except that the Board of Directors may by resolution delegate to any officer or agent the power to fix salaries or other compensation of any other officer, assistant officer or agent appointed in accordance with the delegation provisions of Section 5.01 hereof.

5.12. Surety Bonds. The Board of Directors may require any officer or agent of the Corporation to execute a bond to the Corporation in such sum and with such surety or sureties as the Board of Directors may determine, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting of any of the Corporation's property, funds or securities that may come into his hands.

                                   ARTICLE VI

CAPITAL  STOCK

6.1. Signatures. The shares of the Corporation's capital stock shall be represented by certificates signed by the President or a Vice-President and the Secretary or an Assistant Secretary of the Corporation; any may be sealed with the seal of the Corporation, or a facsimile thereof. The signatures of the President or a Vice-President and of the Secretary or an Assistant Secretary upon certificates may be facsimiles if the certificate if countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

6.2. Certificates. Each certificate representing shares Of the Corporation shall state upon the face thereof. (a) that the Corporation is organized under the laws of the State of Nevada (b) the name of the person to whom such certificate is issue; (c) the number and class of, shares which such certificate

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represents; and (d) the par value of each share represented by such certificate, or a statement that the shares are without par value. Each certificate shall also set forth conspicuously on the face or back hereof such restrictions upon transfer, or a reference thereto, as shall be adopted by the Board of Directors and stockholders. No certificate shall be issued for any shares until such share is fully paid.

6.3. Classes of Stock. If the Corporation is or shall become authorized to issue shares of more than one class, then, in addition to the provisions of
Section 6.02 hereof, every certificate representing shares issued by the Corporation shall also set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any stockholder upon request and without charge, a full statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued and, if the Corporation is or shall become authorized to issue any preferred or special class-in series, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series.

6.4. Consideration for Shares. Shares having a par value may be issued for such consideration expressed in dollars, not less than the par value thereof, as shall be fixed from time to time by the Board of Directors. Shares without par value may be issued for such consideration expressed in dollars as may be fixed from time to time by the Board of Directors. The Corporation may dispose of treasury shares for such consideration expressed in dollars as may be fixed from time to time by the Board of Directors. The consideration for the issuance of shares may be paid, in whole or in part, in money, in other property, tangible or intangible, or in labor or services actually perform ed for the Corporation. Neither promissory notes nor future services shall constitute payment or part payment for shares of the Corporation.

6.5. Transfer of Capital Stock. Transfers of shares of stock of the Corporation shall be made on the books of the Corporation upon surrender of the certificate or certificates, properly endorsed or accompanies by proper instruments of transfer, representing such shares, subject to the terms of any agreements among the Corporation and shareholders.

6.6. Registered Stockholders. Prior to due presentment for registration of transfer of shares of stock, the Corporation may treat the person registered on its books as the absolute owner of such shares of stock for all purposes, and accordingly shall not be bound to recognize any legal, equitable or other claim or interest in such shares on the part of any other person, whether or not it shall have the express or other notice thereof, except as otherwise expressly provided by statute; provided, however, that whenever any transfer of shares shall be made for collateral security and not absolute, it shall be so expressed in the entry of the transfer if, when the certificates are presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so.

6.7. Transfer Agents and Registrars. The Board of Directors may, from time to time, appoint or remove one or more transfer agents or one or more registrars of transfers of shares of stock of the Corporation, and it may appoint the same person as both transfer agent and registrar. Upon any such appointment being made all certificates representing shares of capital stock thereafter issued shall be countersigned by one of such transfer agents or one of such registrars of transfers and shall not be valid unless so countersigned. If the same person shall be both transfer agent and registrar, only one counter signature by such person shall be required.

6.8. Fixing or Determination of Record Date. The Board of Director s may fix, in advance, a date as a record date for the determination of the stockholders entitled to notice of, and to vote at, any meeting of stockholders and any adjournment thereof, or entitled to receive payment of any dividend or any other distribution, allotment of rights, or entitled to exercise rights in

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respect  of any change, conversion, or exchange of capital stock, or entitled to give any consent for any purpose, or in order to make a determination of stockholders for any other proper purpose; provided, however, that such record date shall be a date not more than fifty days nor less than ten days before the date of such meeting of stockholders or the date of such other action. If no record date is so fixed, the record date for determining stockholders entitled to notice of or to vote at any stockholders' meeting shall be at the close of the business on the date next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed. The record date for determining stockholders for any other purpose shall, unless otherwise specified by the Board of Directors, be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting, provided, however that the Board of Directors may fix a new record date for the adjourned meeting. Only such stockholders as shall be stockholders of record on the record date so fixed shall be entitled to such notice of, and to vote at, such meetings and any adjournments thereof or to receive payment of such dividend, or other distribution, or to receive such consent, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any such record date.

6.9. Lost or Destroyed Certificates. The Board of Directors may direct that a new certificate or certificates of stock be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate or certificates to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, at its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed.

                                  ARTICLE, VII
FINANCE

7.1. Checks, Drafts, etc. All checks, drafts or order for the payment of money shall be signed by one or more of officers or other persons as may be designated by resolution of the Board of Directors.

7.2. Fiscal Year. The fiscal year of the Corporation shall be such as may from time to time be established by the Board of Directors.

                                  ARTICLE VIII
INDEMNIFICATION

8.1. Action, Suites or Proceedings Other than by or in the Right of the Corporation. The Corporation shall indemnify any Directors, Officer, Employee or Agent of the Corporation who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding., whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and, in the case of conduct in his official capacity with the Corporation, in a manner he reasonably believed to be in the best interest of the Corporation, or, in all other cases, that his conduct was at least not opposed to the Corporation's best interests. In the case of any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction, or upon a plea of no contenders or its equivalent, shall not, or itself, determine that the individual did not meet the standard of conduct set forth in this paragraph.

8.2. Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Company as a Director, Officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise against expenses(including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and, in the case of conduct in his official capacity with the Corporation, in a manner he reasonably believed to be in the best interests of the Corporation and, in all other cases, hat his conduct was at least not opposed to the Corporation's best interests; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of this duty to the Corporation or where such person was adjudged liable on the basis that personal benefit was improperly received by him, unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

8.3. Indemnification of Successful Party. To the extent- that a Director, Officer, employee or agent of the Corporation has been successful on the merits or otherwise (including, without limitation, dismissal without prejudice) in defense of any action, suit, or proceeding referred to in this Article VIII or in defense of any claim, issue, or matter therein, he shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

8.4.     Determination  of  Right to Indemnification.  Any indemnification under
(1) or (2) of this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (1) or (2) of this Article VII. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable and a quorum of disinterested Directors so directs, by independent legal counsel in a. written opinion, or by the shareholders.

8.5. Advance of Costs, Charges and Expenses. Cost, charges and expenses (including attorney's fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors as provided in paragraph (4) of this Article VIII upon receipt of a written affirmation by the Director, Officer, employee or agent of his good faith belief that he has met the standard of conduct described in paragraphs (1) or (2) of this Article VIII, and an undertaking by or on behalf of the Director, Officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article VIII. The majority of the Directors may, in the manner set forth above, and upon approval of such Director, Officer, employee or agent of the Corporation, authorize the Corporation's counsel to represent such person in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

8.6. Settlement. If in any action, suit or proceeding, including any appeal, within the scope of (1) or (2) of this Article VIII, the person to be indemnified shall have unreasonably failed to enter into a settlement thereof, then, notwithstanding any other provision hereof, the indemnification obligation of the Corporation to such person in connection with such action, suit or proceeding shall not exceed the total of the amount at which settlement could have been made and the expenses by such person prior to the time such settlement could reasonably have been effected.

8.7. Other Rights; Continuation of Right to Indemnification. The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, any bylaw, agreement, vote of shareholders or disinterested Directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to person who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person. All rights to indemnification under this Article VIII shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VIII is in effect. Any repeal or modification of this Article VIII or any repeal or modification of relevant provisions of the Nevada Corporation Code or any other applicable laws shall not in any way diminish any rights to indemnification of such Director, Officer, employee or agent or the obligations of the Corporation arising hereunder. This
Article VIII shall be binding upon any successor corporation to this Corporation whether by way of acquisition, merger, consolidation or otherwise.

8.8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article VIII: provided, however, that such insurance is available on acceptable terms, which determination shall be made by a vote of the majority of the Directors.

8.9. Saving Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Director, Officer, employee and agent of the Corporation as to any cost, charge and expense (including attorney's fees), judgment fine and amount paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by an applicable portion of this Article VII that shall not have been invalidated and to the full extent. permitted by applicable law.

8.10. Amendment. The affirmative vote of at least. two-thirds of the total votes eligible to be cast shall be required to amend, repeal, or adopt any provision inconsistent with, this Article VIII. No amendment, termination or repeal of this Article VIII shall affect or impair in any way the rights of any Director, Officer, employee or agent of the Corporation to indemnification under the provisions hereof with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or appeal.

8.11. Subsequent Legislation. If the Nevada Corporation Code is amended after adoption of these Articles to further expand the indemnification permitted to Directors, Officers, employees or agents of the Corporation, then the Corporation shall indemnify such persons to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

                                   ARTICLE IX
MISCELLANEOUS
9.1. Seal. The corporate seal of the Corporation shall be circular in form and shall bear the name of the Corporation. The form of seal shall be subject to alteration by the Board of Directors and the seal may be used by causing it or a facsimile to be impressed or affixed or printed or otherwise reproduced. Any Officer or Director of the Corporation shall have the authority to affix the corporate seal of the Corporation to any document requiring the same.

9.2. Books and Records. The Board of Directors shall have power from time to time to determine whether and to what extent, and at what times and places and under what conditions and regulations, the accounts and books of the Corporation (other than stock ledger), or any of them, shall be open to the inspection of the stockholders. No stockholder shall have any right to inspect any account, book or document of the Corporation except at a time conferred by statute, unless authorized by a resolution of the stockholders or the Board of Directors.


9.3. Waivers of Notice. Whenever any notice is required to be given by law, or under the provisions of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or person entitled to such notice, whether before, at or after the time stated therein, shall be deemed equivalent of notice.

9.4. Amendments. The Board of Directors shall have the power to make, alter or repeal these Bylaws, in whole or in part, at any time and from time to time. These Bylaws may be altered or repealed, and new Bylaws made, by the stockholders at any annual or special meeting if notice of the proposed alteration or repeal or new Bylaws is included in the notice or waiver of notice of such meeting.



     APPROVED  AND  ADOPTED  as  of  this  12th  day  of  October,  1998.





               /s/Melissa Morris
                   Melissa  Morris,  Secretary

--------------------------------------------------------------------------------
                                  EXHIBIT 16.1

                           CONSENT OF PREVIOUS AUDITOR
--------------------------------------------------------------------------------

                             BARRY L. FRIEDMAN, CPA
                           A PROFESSIONAL CORPORATION
                                1582 TULITA DRIVE
                               LAS VEGAS NV 89123
May  19,  2000

Safe  ID  Corporation     re:  Inter.N  Corporation/  Safe  ID  Corporation.
(formerly  Inter.N  Corporation)
Suite  B3,  1700  Varsity  Estates  Drive  NW
Calgary,  Alberta  Canada  T3B-2W9

To  the  Board  of  Directors:

     I agree with the following disclosure to be made in the Company's 1934 Act Registration Statement on Form 10-SB:

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

     Barry L. Friedman, CPA, 1582 Tulita Drive, Las Vegas Nevada 89123, performed the Audit for Inter.N Corporation, for the years ended December 31, 1998 and 1997, and the ten months ended October 30, 1998, and from inception June 27, 1996. At that time, the company had no operations, businesses or source of revenues. No adverse opinion, disclaimer of opinion or opinions qualified or modified as to any uncertainly, audit scope or accounting has been rendered, issued or expressed, during the two preceding years or at any time.

      During the two most recent fiscal years and any subsequent interim period preceding the change, there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which if not resolved to the satisfaction of the former accountants, would have caused it to make reference to the subject matter in its reports.


     Please  let  me  know  if  you  require  anything  further.

                                Very Truly Yours


                                Barry L. Friedman
                              /s/Barry L. Friedman
                             Barry L. Friedman, CPA
                           a professional corporation

--------------------------------------------------------------------------------
                                  EXHIBIT 16.2

                                 PREVIOUS AUDIT
--------------------------------------------------------------------------------

                               INTER.N CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                                October 30, 1998
                                December 31, 1997
                                December 31, 1996

                                Table of Contents


Independent  Auditors  Report
Assets
Liabilities  and  Stockholder's  Equity
Statement  of  Operations
Statement  of  Stockholders'  Equity
Statement  of  Cash  Flows
Notes  to  Financial  Statements

                             Barry L. Friedman, P.C.
                           Certified Public Accountant

                                1582 Tulita Drive
                             Las Vegas, Nevada 89123
                              Office (702) 361-8414
                             Fax No. (702) 896-0278


                          INDEPENDENT AUDITORS' REPORT

Board  of  Directors
Inter.N  Corporation
Gardnerville,  Nevada


November  13,  1998


     I have -audited the accompanying Balance Sheets of .Inter.N Corporation, (A Development Stage Company), as of Oc1:ober 30, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders, equity and cash flows for period January 1, 1998, to October :30, 1998, for the year ended December 31, 1997, and the period June 27, 1996, (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
     I conducted my audit in accordance with generally ac(7epted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial '3tatement presentation. I believe that my audit provides a reasonable basis for my opinion. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inter.N Corporation, (A Development Stage Company) as of October 30, 1998, December 31, 1997,- and December 31, 1996, and the results of its operations and cash flows for the period January 1, 1998, to October 30, 1998i for the year ended December 31, 1997, and the period June 27, --996, .(inception) to December 31, 1996, in conformity with generally accepted accounting principles.
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has no established source of revenue. This raises substantial. doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this ,uncertainty.


/s/Barry  L.  Friedman
    Barry  L.  Friedman
    Certified  Public  Accountant

                               INTER.N CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET

ASSETS . . . . . . .  October    December   December
                       30, 1998   31, 1997   31, 1996
-----------------------------------------------------
Current Assets:. . .  $       0  $       0  $       0
-----------------------------------------------------
Total Current Assets  $       0  $       0  $       0
-----------------------------------------------------
Other Assets . . . .  $       0  $       0  $       0
-----------------------------------------------------
Total Other Assets .  $       0  $       0  $       0
-----------------------------------------------------
Total Assets . . . .  $       0  $       0  $       0
=====================================================

   The accompanying notes are an integral part of these financial statements.

                               INTER.N CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET
                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                    October     December    December
                                     30, 1998    31, 1997    31, 1996
----------------------------------------------------------------------
CURRENT LIABILITES:
Officers Advances (Note#6) . . . .  $     350   $       0   $       0
----------------------------------------------------------------------
TOTAL CURRENT LIABILITES . . . . .  $     350   $       0   $       0
----------------------------------------------------------------------
STOCKHOLDERS' EQUITY: (Note 1)

Common Stock, $0.001 par value
authorized 25,000,000 Shares
issued and outstanding at
December 31, 1996-1,000 shares . .  $       0   $       0   $       1
December 31, 1997-1,000 shares . .  $       0   $       1   $       0
October 30, 1998-2,000,000 shares.  $   2,000   $       0   $       0

Additional paid in Capital . . . .    ($1,000)  $     999   $     999
Accumulated (Loss) . . . . . . . .    ($1,350)    ($1,000)    ($1,000)
----------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY . . . .      ($350)  $       0   $       0
----------------------------------------------------------------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY . . . . . . .  $       0   $       0   $       0
======================================================================

   The accompanying notes are an integral part of these financial statements.

                               INTER.N CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS

                          Jan. 1,      Year          Jun. 27    Jun. 27, 1996
                         1998, to.      Ended        1996, to    (inception)
                          Oct. 30,.    Dec. 31,      Dec. 31,    to Oct. 30,
                           1998         1997           1996         1998
----------------------------------------------------------------------------
INCOME:
Revenue . . . . . .  $        0   $        0  $           0  $            0
----------------------------------------------------------------------------
EXPENSES:
General, Selling
and Administrative.  $      350   $        0  $           0  $        1,350
----------------------------------------------------------------------------
Total Expenses. . .  $      350   $        0  $           0  $        1,350
----------------------------------------------------------------------------
Net Profit (Loss) .       ($350)  $        0  $           0         ($1,350)
============================================================================
Net Profit (Loss)
per weighted
share (Note 1). . .    ($0.0004)  $   0.0000  $      0.0000        ($0.0014)
============================================================================
Weighted Average
number of common
shares outstanding.   1,000,000    1,000,000      1,000,000       1,000,000
============================================================================

   The accompanying notes are an integral part of these financial statements.

                               INTER.N CORPORATION
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                 Additional
                              Common Stock         Paid-In      Accumulated
                          Shares         Amount    Capital        Deficit
---------------------------------------------------------------------------
June 30, 1996
Issuance of common stock  $       1,000  $      1  $        999   $      0

Net (Loss),
June 27, 1996
to December 31, 1996 . .  $           0  $      0  $          0    ($1,000)
---------------------------------------------------------------------------
Balance,
December 31, 1996. . . .  $       1,000  $      1  $        999    ($1,000)

Net (Loss) year ended
December 31, 1997. . . .  $           0  $      0  $          0   $      0
---------------------------------------------------------------------------
Balance,
December 31, 1997. . . .  $       1,000  $      1  $        999    ($1,000)

October 12, 1998
forward stock split
2,000:1. . . . . . . . .  $   1,999,000  $  1,999       ($1,999)  $      0

Net (Loss),
January 1, 1998
to October 30, 1998. . .  $           0  $      0  $          0      ($350)
---------------------------------------------------------------------------
Balance,
October 30, 1998 . . . .  $   2,000,000  $  2,000       ($1,000)   ($1,350)
===========================================================================

   The accompanying notes are an integral part of these financial statements.

                               INTER.N CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS

                         Jan. 1,     Year       Jun. 27        Jun. 27, 1996
  1998, to. . . . . . .  Ended        1996, to    (inception)
  Oct. 30,. . . . . . .  Dec. 31,    Dec. 31,   to Oct. 30,
                              1998        1997          1996             1998
------------------------------------------------------------------------------
Cash Flows from
Operating Activities:
Net (Loss). . . . . . .      ($350)  $       0       ($1,000)         ($1,350)
Adjustment to
reconcile net loss
to net cash
provided by operating
activities. . . . . . .  $       0   $       0  $          0   $            0

Changes in assets and
liabilities:
Increase in current
liabilities:. . . . . .  $     350   $       0  $          0   $          350
------------------------------------------------------------------------------
Net Cash used in
operating activities. .  $       0   $       0       ($1,000)         ($1,000)

Cash Flows from
investing activities. .  $       0   $       0  $          0   $            0

Cash Flows from
Financing Activities:
Issuance of common
Stock for cash. . . . .  $       0   $       0  $      1,000   $        1,000
------------------------------------------------------------------------------
Net Increase (decrease)
in cash . . . . . . . .  $       0   $       0  $          0   $            0

Cash,
beginning of period . .  $       0   $       0  $          0   $            0
------------------------------------------------------------------------------
Cash,
end of period . . . . .  $       0   $       0  $          0   $            0
==============================================================================

   The accompanying notes are an integral part of these financial statements.

                               INTER.NICORPORATION
                          (A Development Stage Company)
           October 30, 1998, December 31, 1997, and December 31, 1996
                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  -  History  and  organization  of  the  Company
     The Company was organized June 27, 1996, under the laws of the State of Nevada as Inter.N Corporation. The Company currently has no operations and, in accordance with SFAS 47, is considered a development company.

On June 30, 1996, the Company issued 1,000 shares of it's $.001 par value common stock for services of $ 1,000.

On October 12, 1998, the Company forward split its common stock 2,000:1, thus increasing the number of outstanding common stock shares from 1,000 shares to 2,000,000 shares.

NOTE  2  -  Accounting  Policies  and  Procedures

     The Company has not determined its accounting policies and procedures, except as follows:

1.  The  Company  uses  the  accrual  method  of  accounting.

     2. Earnings or loss per share is calculated using the weighted averaged number of common shares outstanding.

            3The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE  3  -  Warrants  and  Options

     There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

NOTE  4  -  Going  Concern

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets amid liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is, management's plan to seek additional capital through a merger with an existing operating company.

                               INTER.N CORPORATION
                          (A Development Stage Company)
           October 30, 1998, December 31, 1997, and December 31, 1996


                     NOTES TO-FINANCIAL STATEMENTS CONTINUED

NOTE  5  -  Related  Party  Transactions

     The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE  6  -  OFFICERS  ADVANCES

     While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

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